Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Xperi Holding Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Xperi Product (a Business of Xperi Holding Corporation) (the “Company”) as of December 31, 2021 and 2020, and the related combined statements of operations, of comprehensive loss, of equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
May 11, 2022

We have served as the Company’s auditor since 2020.

Xperi Product

(a business of Xperi Holding Corporation)

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Years Ended December 31,
	2021	2020	2019
Revenue	$486,483	$376,101	$198,124
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	125,626	77,788	7,786
Research and development	194,869	163,407	94,627
Selling, general and administrative	199,921	172,594	91,408
Depreciation expense	22,584	16,666	5,666
Amortization expense	105,311	98,209	88,074

Total operating expenses	648,311	528,664	287,561

Operating loss	(161,828)	(152,563)	(89,437)
Other income and expense, net	1,590	1,535	1,012

Loss before taxes	(160,238)	(151,028)	(88,425)
Provision (benefit) from income taxes	18,840	(9,735)	(6,054)

Net loss	(179,078)	(141,293)	(82,371)

Less: Net loss attributable to noncontrolling interest	(3,456)	(2,966)	(1,503)

Net loss attributable to Xperi Product	$(175,622)	$(138,327)	$(80,868)

The accompanying notes are an integral part of these combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2021	2020	2019
Net loss	$(179,078)	$(141,293)	$(82,371)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(1,987)	1,311	—

Comprehensive loss	(181,065)	(139,982)	(82,371)
Less: Comprehensive loss attributable to noncontrolling interest	(3,456)	(2,966)	(1,503)

Comprehensive loss attributable to Xperi Product	$(177,609)	$(137,016)	$(80,868)

The accompanying notes are an integral part of these combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$120,695	$85,624
Accounts receivable, net	79,494	76,062
Unbilled contracts receivable, net	50,962	63,851
Other current assets	25,985	31,709

Total current assets	277,136	257,246

Long-term unbilled contracts receivable	3,825	6,411
Property and equipment, net	57,477	60,285
Operating lease right-of-use assets	61,758	72,625
Intangible assets, net	270,934	372,874
Long-term deferred tax assets	1,847	6,749
Goodwill	536,512	532,453
Other assets	19,223	16,236

Total assets	$1,228,712	$1,324,879

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,362	$11,380
Accrued liabilities	84,404	107,501
Deferred revenue	28,211	27,423

Total current liabilities	119,977	146,304

Long-term deferred tax liabilities	14,428	11,740
Deferred revenue, less current portion	23,663	22,477
Noncurrent operating lease liabilities	49,017	59,610
Other long-term liabilities	5,670	4,565

Total liabilities	212,755	244,696

Commitments and contingencies (Note 14)
Equity:
Net Parent company investment	1,025,838	1,084,630
Accumulated other comprehensive income (loss)	(676)	1,311
Noncontrolling interest	(9,205)	(5,758)

Total equity	1,015,957	1,080,183

Total liabilities and equity	$1,228,712	$1,324,879

The accompanying notes are an integral part of these combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(179,078)	$(141,293)	$(82,371)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation of property and equipment	22,584	16,666	5,666
Amortization of intangible assets	105,311	98,209	88,074
Stock-based compensation expense	33,509	19,183	17,311
Deferred income tax	6,913	(20,116)	(13,984)
Provision for credit losses	(1,016)	5,973	(74)
Other	(738)	3,256	(135)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(2,416)	(10,827)	6,124
Unbilled contracts receivable, net	15,475	3,436	12,547
Other assets	15,296	(5,170)	(1,400)
Accounts payable	(4,018)	(3,111)	798
Accrued and other liabilities	(37,249)	12,064	(7,938)
Deferred revenue	1,974	(2,047)	90

Net cash from operating activities	(23,453)	(23,777)	24,708

Cash flows from investing activities:
Purchases of property and equipment	(8,893)	(6,601)	(6,934)
Net cash received (paid) from the Mergers		33,143	—
Net cash received (paid) from MobiTV acquisition	(12,401)
Proceeds from sales of short-term investments	—	415	2,334
Purchases of intangible assets	(186)	(435)	—

Net cash from investing activities	(21,480)	26,522	(4,600)

Cash flows from financing activities:
Contingent consideration payments after acquisition	—	—	(1,200)
Net transfers from (to) Parent	83,330	34,244	(15,870)

Net cash from financing activities	83,330	34,244	(17,070)

Effect of exchange rate changes on cash and cash equivalents	(3,326)	1,371	—

Net increase in cash and cash equivalents	35,071	38,360	3,038
Cash and cash equivalents at beginning of period	85,624	47,264	44,226

Cash and cash equivalents at end of period	$120,695	$85,624	$47,264

Supplemental disclosure of cash flow information
Income taxes paid, net of refunds	$11,801	$8,575	$4,221

The accompanying notes are an integral part of these combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

COMBINED STATEMENTS OF EQUITY

(in thousands)

	Net Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2018	$796,195	$—	$(1,295)	$794,900
Net loss	(80,868)	—	(1,503)	(82,371)
Other comprehensive income	—	—	—	—
Issuance of equity to noncontrolling interest	—	—	(13)	(13)
Net transfers from Parent	1,454	—	—	1,454

Balance as of December 31, 2019	716,781	—	(2,811)	713,970

Net loss	(138,327)	—	(2,966)	(141,293)
Other comprehensive income	—	1,311		1,311
Issuance of equity to noncontrolling interest	—	—	19	19
Net transfers from Parent	506,176	—	—	506,176

Balance as of December 31, 2020	1,084,630	1,311	(5,758)	1,080,183

Net loss	(175,622)	—	(3,456)	(179,078)
Other comprehensive loss	—	(1,987)		(1,987)
Issuance of equity to noncontrolling interest	—	—	9	9
Net transfers from Parent	116,830	—		116,830

Balance as of December 31, 2021	$1,025,838	$(676)	$(9,205)	$1,015,957

The accompanying notes are an integral part of these combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

On December 18, 2019, Xperi Corporation (“Pre-Merger Xperi”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with TiVo Corporation (“Pre-Merger TiVo”) to combine in an all-stock merger of equals transaction (the “Mergers”). Immediately following the consummation of the Mergers on June 1, 2020 (the “Merger Date”), Xperi Holding Corporation (“Xperi”), a Delaware corporation founded in December 2019 under the name “XRAY-TWOLF HoldCo Corporation,” became the parent company of both Pre-Merger Xperi and Pre-Merger TiVo. See “Note 9 – Business Combinations” for a more detailed description of the Mergers.

In 2020, following the Mergers, the new parent company, Xperi announced plans to separate into two independent publicly traded companies (the “Separation”), one comprising its intellectual property licensing business and one comprising its product business. The Separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of its product-related business, which will be referred to as Xperi Product (“Xperi Product” or the “Company”). In connection with the Separation, the Xperi Product business becomes Xperi Inc. and Xperi will be renamed and continue as Adeia Inc. (“Adeia”). In connection with the distribution of Xperi Product, Adeia is expected to change its stock symbol to “ADEA.” The Separation is subject to certain conditions, including, among others, obtaining final approval from Xperi’s board of directors, receipt of one or more opinions with respect to certain U.S. federal income tax matters relating to the Separation and the U.S. Securities and Exchange Commission (the “SEC”) declaring the effectiveness of the registration statement on Form 10 of which the combined financial statements form a part.

Pre-Merger Xperi was determined to be the accounting acquirer in the Mergers. As a result, the historical financial statements of Pre-Merger Xperi for periods prior to the Mergers are considered to be the historical financial statements of Xperi. As used herein, the “Parent” refers to Xperi Corporation when referring to periods prior to June 1, 2020 and to Xperi Holding Corporation when referring to periods subsequent to June 1, 2020.

Xperi Product is a leading consumer and entertainment product/solutions licensing company. The Company creates extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it in a way that is more intelligent, immersive and personal. Powering smart devices, connected cars, entertainment experiences and more, the Company has created a unified ecosystem that reaches highly engaged consumers, uncovering significant new business opportunities, now and in the future. The Company’s technologies are integrated into billions of consumer devices and media platforms worldwide, driving increased value for partners, customers and consumers. The Company currently groups its business into four categories based on the products delivered and customers served: Pay-TV, Consumer Electronics, Connected Car and Media Platform.

The Combined Financial Statements were prepared in connection with the Separation and have been derived from the Consolidated Financial Statements and accounting records of Parent as if Xperi Product had operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The accounting policies used to derive the Combined Financial

Statements amounts are the same as those used by the Parent. As a direct ownership relationship did not exist among all the various legal entities comprising the product business, net Parent company investment in Xperi Product is shown in lieu of stockholders’ equity in the Combined Financial Statements.

The Combined Balance Sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company, including subsidiaries in which Parent has a controlling financial interest. In the fourth quarter of 2018, the Company funded a new subsidiary, Perceive Corporation (“Perceive”), which was created to focus on delivering edge inference solutions. As of December 31, 2021, the Company owned approximately 81% of Perceive. The operating results of Perceive have been included in the Company’s combined financial statements since the fourth quarter of 2018.

The Company is dependent on Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing its operations. Financial transactions relating to the Company are accounted for through the Net Parent company investment on the Combined Balance Sheets. Accordingly, none of Parent’s cash and cash equivalents have been allocated to the Company for any of the periods presented, unless those balances were directly attributable to the Company. The Company reflects transfers of cash to and from Parent’s cash management system as a component of Net Parent company investment on the Combined Balance Sheets. Parent’s long-term debt has not been attributed to the Company for any of the periods presented because Parent’s borrowings are not the legal obligation of the Company. The Parent has committed to provide support through the earlier of one year from the issuance date of the financial statements or the consummation of the transaction that will provide the Company with a minimum of $75.0 million of cash upon spin-off to be able to fund the ongoing operations of Xperi Product. The cash and cash equivalents, including the Company’s expected capitalization from Parent at the distribution date, will be sufficient to support its operations, capital expenditures and income tax payments, in addition to any investments and other capital allocation needs for at least the next 12 months.

The Combined Statements of Operations and Comprehensive Loss of the Company reflect allocations of general corporate expenses from Parent, including, but not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures as determined appropriate. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expenses the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

Parent maintains various benefit and stock-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s Combined Financial Statements. The Company’s Combined Balance Sheets and Combined Statements of Equity do not include any benefit plan obligations or any equity related to stock-based compensation plans. See “Note 12 – Stock-Based Compensation Expense” for a description of the accounting for stock-based compensation.

The Company’s fiscal year ends on December 31. The Company employs a calendar month-end reporting period for its quarterly reporting.

Xperi Product qualifies as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Xperi Product has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Xperi Product, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Xperi Product’s historical results are included as a part of the Parent’s consolidated financial statements which are filed with the SEC. As a result, Xperi Product tracks the effective dates and adopts all guidance applicable to it consistent with the manner that the Parent tracks and adopts all applicable guidance. However, the Company intends to adopt future standards at the appropriate date for emerging growth companies once it is established as a stand-alone company. This may make comparison of its financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with U.S. GAAP.

Principles of Combination

The Combined Financial Statements include the Company’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined business of the Company have been eliminated. Intercompany transactions between the Company and Parent are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected on the Combined Statements of Cash Flows within financing activities and on the Combined Balance Sheets within Net Parent company investment.

Net Parent Company Investment

Net Parent company investment on the Combined Balance Sheets and Combined Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent, and the Company’s accumulated deficit. See Note – 11 Related Party Transactions and Net Parent Company Investment for further information about transactions between the Company and Parent.

Earnings or loss per share data has not been presented in the accompanying combined financial statements because Xperi Product does not operate as a separate legal entity with its own capital structure.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. The accounting estimates and assumptions that require management’s most significant, challenging, and subjective judgment include the estimation of licensees’ quarterly royalties prior to receiving the royalty reports, the determination of stand-alone selling price and the transaction price in an arrangement with multiple performance obligations, the assessment of the recoverability of goodwill, the assessment of useful lives and recoverability of other intangible assets and long-lived assets, recognition and measurement of current and deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and purchase accounting resulting from business combinations. Actual results experienced by the Company may differ from management’s estimates.

The COVID-19 pandemic has resulted in a global slowdown of economic activity which has reduced demand for a broad variety of goods and services, while disrupting sales channels, marketing activities and supply chains. The Company’s business operations have been negatively impacted by the COVID-19 pandemic and related events, and the Company expects this disruption may continue to have a negative impact on its revenue and results of operations, especially in light of the spread of the highly transmissible Omicron variant. The full extent of the future impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution and effectiveness of vaccines; the spread of new variants of COVID-19; the continued or renewed imposition of protective public safety measures; the continuing disruption of the global supply chain affecting the Company’s industry; and the impact of the pandemic on the global economy and demand for consumer products.

The impact of the COVID-19 pandemic and related events, including actions taken by various government authorities in response, have increased market volatility and make the estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes more difficult. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or revise the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the combined financial statements as soon as they become known.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. See “Note 4 – Revenue” for a detailed discussion on revenue and revenue recognition.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision-maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it has one operating segment, which is also its reportable segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Non-Marketable Equity Investments

Investments in entities over which the Company has the ability to exercise significant influence, but does not hold a controlling interest, are accounted for using the equity method. Under the equity method, the Company records its proportionate share of income or loss in other income and expense, net, in the Combined Statements of Operations. Investments in entities over which the Company does not have the ability to exercise significant influence and which do not have readily determinable fair values, are initially recognized at cost and remeasured through earnings when there is an observable transaction involving the same or similar investment of the same issuer, or due to an impairment. The fair value of non-marketable equity investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The Company monitors its non-marketable securities portfolio for potential impairment. When there is evidence that the expected fair value of the investment has declined to below the recorded cost, the impairment loss is recorded in other income and expense, net, in the Combined Statements of Operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments. See “Note 7 – Fair Value” for further information.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company participates in cash management, funding arrangements and risk management programs managed by Parent. The Company also maintains cash and cash equivalents with various financial institutions. These financial institutions are located in many different geographic regions, and the Company’s policy is designed to limit exposure from any particular institution. As part of its risk management processes, the Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not sustained material credit losses from instruments held at these financial institutions. The Company believes that any concentration of credit risk in its accounts receivable is substantially mitigated by the Company’s evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

At December 31, 2021, the Company had no customer representing 10% or more of aggregate trade receivables. At December 31, 2020, the Company had one customer representing 10% of aggregate trade receivables.

The following table sets forth revenue generated from customers which comprise 10% or more of total revenue for the periods indicated.

	Years Ended December 31,
	2021	2020	2019
Sony Corporation	*	*	12%
Panasonic Corporation	*	*	10%

*	denotes less than 10% of total revenue.

The Company outsources to third parties certain supply-chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. The Company cannot be sure that these parties will perform their obligations as expected or that any revenue, cost savings or other benefits will be derived from the efforts of these parties. If any of these parties breaches or terminates their agreement with the Company or otherwise fails to perform their obligations in a timely manner, the Company may be delayed or prevented from commercializing its products and services.

Accounts Receivable

The timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable when revenue is recognized prior to cash collection.

Payment terms and conditions vary by contract type, location of customer and the products or services offered, although terms generally require payment from a customer within 30 to 60 days. When the timing of revenue recognition differs from the timing of cash collection, an evaluation is performed to determine whether the contract includes a significant financing component.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for accounts receivable and unbilled contracts receivable, represents the Company’s best estimate of lifetime expected credit losses inherent in those financial assets. The Company’s lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers’

financial condition and limits the amount of credit extended when deemed necessary. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. See “Note 4 – Revenue” for a further discussion of the allowance for credit losses.

Inventory

Inventories consist primarily of finished DVRs, non-DVRs, including TiVo Stream 4K, and accessories and are stated at the lower of cost or net realizable value on an aggregate basis. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Adjustments to reduce the carrying amount of inventory to the lower of cost or net realizable value are made, if required, for inventory with selling prices below cost and for excess or obsolete goods, which includes a review of, among other factors, demand requirements and market conditions.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, “Business Combinations.” Identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition related costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. The Company utilizes commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of intangible assets. Typically, key assumptions include projections of cash flows that arise from identifiable intangible assets of acquired businesses as well as discount rates based on an analysis of the weighted average cost of capital, adjusted for specific risks associated with the assets. See “Note 9 – Business Combinations” for additional detail.

Goodwill and Identified Intangible Assets

Goodwill. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company reviews impairment of goodwill annually in the fourth quarter, or more frequently if events or circumstances indicate that the goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary.

If, based on the qualitative assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company proceeds to perform the quantitative goodwill impairment test. The Company first determines the fair value of a reporting unit using weighted results derived from an income approach and a market approach. The fair value using an income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as revenue growth rates, operating expenses, EBITDA, discount rates, and other assumptions. Market approaches used by management include the market comparable method, which estimates the fair value based on revenue multiples from comparable companies in similar lines of business, and the market transaction method, which estimates the fair value of the reporting unit by utilizing comparable transactions and transaction multiples. The Company then compares the derived fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Identified intangible assets. Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships, trademarks and trade names, non-compete agreements resulting from business combinations, and acquired patents under asset purchase agreements. The Company’s identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 15 years. The Company makes judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the Company would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

Identified indefinite-lived intangible assets include TiVo tradenames and trademarks resulting from business combinations. The Company evaluates the carrying value of indefinite-lived intangible assets on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

For further discussion of goodwill and identified intangible assets, see “Note 10 – Goodwill and Identified Intangible Assets.”

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, accrued liabilities, and noncurrent operating lease liabilities in the Company’s combined balance sheets. The ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As a practical expedient, the Company elected, for all office and facility leases, not to separate non-lease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. Refer to Note 3 – Recent Accounting Pronouncements for a detailed description of the Company’s adoption of ASU No. 2016-02, “Leases” (Topic 842).

Warranty

The Company accrues for the expected material and labor costs required to provide warranty services on its products. The Company’s warranty accrual is estimated based on the total volume of units sold, the term of the warranty period, expected failure rates and the estimated cost to replace or repair the defective unit.

Research and Development

Research and development costs are comprised primarily of employee-related costs, stock-based compensation expense, engineering consulting expenses associated with new product and technology development, product commercialization, quality assurance and testing costs, as well as costs related to information technology, patent applications and examinations, materials, supplies, and an allocation of facilities costs. All research and development are expensed as incurred.

Stock-based Compensation Expense

The Company’s employees have historically participated in Parent’s stock-based compensation programs. Stock- based compensation expense has been attributed to the Company based on the awards and terms previously granted to the Company’s direct employees, as well as an allocation of Parent’s corporate and shared functional employee expenses.

Stock-based compensation costs are estimated based on the grant date fair value of the award. Stock-based compensation cost is only recognized for those awards for which the requisite service is expected to be rendered on a straight-line basis over the requisite service period of the award. Stock-based compensation is estimated based on the aggregate grant for service-based awards and at the individual vesting tranche for awards with performance and/or market conditions. Forfeiture estimates are based on Parent’s historical experience. Forfeiture estimates are revised during the requisite service period and the effect of changes in the number of awards expected to vest during the requisite service period is recorded as a cumulative adjustment in the period estimates are revised.

Income Taxes

The Company’s operations have historically been included in the tax returns filed by the respective Parent entities of which the Company’s businesses are a part. Income tax expense and other income tax-related information contained in these Combined Financial Statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the Company’s standalone financial statements as if it were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through the Net Parent company investment and are presented in Net transfers from and to Parent in the Combined Statements of Cash Flows.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Accruals for unrecognized tax benefit liabilities, which represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized for financial reporting purposes, are recorded when the Company believes it is not more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Adjustments to unrecognized tax benefits are recognized when facts and circumstances change, such as the closing of a tax audit, notice of an assessment by a taxing authority or the refinement of an estimate. Income tax benefit includes the effects of adjustments to unrecognized tax benefits, as well as any related interest and penalties.

Advertising Costs

Advertising costs are expensed as incurred and are presented within selling, general and administrative expense in the Combined Statements of Operations. Advertising expenses for the years ended December 31, 2021, 2020 and 2019, were $9.1, $11.3 and $4.9 million, respectively.

Indemnification

The Company provides indemnification of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s technologies. In accordance with authoritative guidance for accounting for guarantees, the Company evaluates estimated losses for such indemnification. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against the Company and no liability has been recorded in the Company’s combined financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company’s history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is immaterial. In addition, Parent has and the Company anticipates having at the time of separation, directors’ and officers’ liability insurance coverage that is intended to reduce its financial exposure and may enable Parent and the Company to recover any payments, should they occur.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its combined financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the combined financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the related assets’ estimated useful lives:

Equipment, furniture and other	1 to 5 years
Leasehold improvements	Lesser of related lease term or 5 years
Building and improvements	Up to 30 years

Expenditures that materially increase asset life are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Software Development Costs

Costs are capitalized to acquire or develop software subsequent to establishing technological feasibility for the software, which is generally on completion of a working prototype that has been certified as having no critical bugs and is a release candidate or when an alternative future use exists. Capitalized software development costs are amortized on a straight-line basis over their estimated useful lives, ranging from one to five years.

Foreign Currency Translation

The Company predominantly uses the U.S. dollar as its functional currency. Certain non-U.S. subsidiaries designate a local currency as their functional currency. The translation of assets and liabilities into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using exchange rates in effect at the balance sheet date. The translation of revenue and expenses into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using the average exchange rate for the respective period. Gains or losses from cumulative translation adjustments, net of tax, are included as a component of accumulated other comprehensive income (loss) in the Combined Balance Sheets. The Company records net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income and expense, net.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. On January 1, 2019, the Company adopted the new standard using the modified retrospective transition approach and elected the transition option, under which the Company initially applied the transition requirements to all leases that existed at December 31, 2018, with no impact to Net Parent company investment.

One of the most significant impacts from adopting Topic 842 was the initial recognition of operating lease ROU assets and operating lease liabilities of $7.5 million and $8.0 million, respectively, as of January 1, 2019. Operating lease liabilities consist of both current and noncurrent portions with the current portion included in the balance of accrued liabilities. The standard did not materially impact the Company’s Combined Statements of Operations and had no impact on cash flows. Through the Mergers, Parent acquired ROU assets of $71.4 million and operating lease liabilities of $72.8 million, representing TiVo Product’s operating leases. For additional detail, refer to “Note 9 – Business Combinations.”

In September 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. The current expected credit loss model is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect collectability. Current expected credit losses, and subsequent adjustments, represent an estimate of lifetime expected credit losses that are recorded as an allowance deducted from the amortized cost of the financial instrument. On January 1, 2020, the Company adopted the new standard using a modified retrospective transition approach for the provisions related to application of the current expected credit loss model to financial instruments. The adoption of this standard did not have a material impact on the Company’s combined financial statements. For additional detail, refer to “Note 4 – Revenue.”

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (“ASU 2018-15”) modifying the requirements for capitalizing costs incurred to implement a hosting arrangement that is a service contract. The modified requirements were intended to align the cost capitalization requirements for hosting arrangements with the cost capitalization requirements for internal-use software. The Company adopted the standard on January 1, 2020, and applied the modified requirements prospectively to all implementation costs incurred after the date of adoption. The adoption did not have a material impact on the Company’s combined financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). The purpose of the update is to reduce the complexity pertaining to certain areas in accounting for income taxes. Key amendments from ASU 2019-12 include, but are not limited to, the accounting for hybrid tax regimes, step-up in tax basis for goodwill in non-business combination transactions, intraperiod tax allocation exception to the incremental approach, and interim period accounting for enacted changes in tax law. The Company adopted the new standard prospectively on January 1, 2021. The adoption did not have an impact on the Company’s Combined Financial Statements.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which amends the guidance in ASC 805 to require that an entity (acquirer) recognize and measures contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (“Topic 606”). As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. ASU 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company plans to early adopt the new standard in the first quarter of 2022 and does not currently expect the adoption to have a material impact on the Company’s combined financial statements.

NOTE 4 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales taxes collected from customers which are subsequently remitted to governmental authorities.

Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, stand-alone selling price for separate performance obligations is based on the cost-plus-margin approach, considering overall pricing objectives.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of technology or when a license of technology is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

The Company derives the majority of its revenue from licensing its technology to customers. These arrangements are summarized below based on how the technology is delivered to customers: License arrangements and Technology Solutions arrangements. For License arrangements, the customer obtains rights to the technology delivered at the commencement of the agreement. For Technology Solutions arrangements, the customer receives access to a platform, media or data that includes frequent updates, where access to such updates is critical to the functionality of the technology. The timing of when performance obligations are satisfied, as well as the fee arrangements underlying each agreement, determine when revenue is recognized.

License Arrangements

The Company licenses its audio, digital radio and imaging technology to consumer electronics (“CE”) manufacturers, automotive manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer’s sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers’ quarterly royalties prior to receiving the royalty reports requires the Company to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate the Company’s technology in the customer’s products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license, net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it believes the customer will exceed the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

Technology Solutions Arrangements

For Technology Solutions, the Company provides on-going media or data delivery, hosting and access to its platform, and software updates. For these solutions, the Company generally receives fees on a per-subscriber per-month basis or as a fixed fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the Technology Solutions offerings, substantially all functionality is obtained through the Company’s continuous hosting and/or updating of the data and content. In these instances, the Company typically has a single performance obligation related to these ongoing activities in the underlying arrangement. For those arrangements that include multiple performance obligations, the Company allocates the consideration as described above and recognizes revenue for each distinct performance obligation when control of the promised goods or services is transferred to the customer.

The Company also generates revenue from non-recurring engineering (“NRE”) services, advertising, and hardware products, each of which was less than 5% of total revenue for all periods presented.

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract includes a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of one year or less; amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of a technology license or (ii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation; or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Revenue Details

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by product category/end market and geographic location.

Revenue disaggregated by business model was as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Licensing	$271,254	$182,188	$198,124
Technology Solutions	215,229	193,913	—

Total revenue	$486,483	$376,101	$198,124

Revenue disaggregated by product category/end market was as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Pay-TV	$262,929	$164,865	$—
Consumer Electronics	99,529	111,726	116,130
Connected Car	88,306	79,021	81,994
Media Platform	35,719	20,489	—

Total revenue	$486,483	$376,101	$198,124

A significant portion of the Company’s revenue is derived from licensees headquartered outside of the U.S., principally in Asia, and it is expected that this revenue will continue to account for a significant portion of total revenue in future periods. The following table presents the Company’s revenue disaggregated by geographic area (in thousands):

	Years Ended December 31,
	2021		2020		2019
U.S.	$249,537	51%	$182,492	49%	$43,498	22%
Japan	70,956	15	60,349	16	81,169	41
Europe and Middle East	56,317	12	36,352	10	19,638	10
South Korea	38,801	7	32,101	8	28,514	14
Other	70,872	15	64,807	17	25,305	13

Total revenue	$486,483	100%	$376,101	100%	$198,124	100%

Contract Balances

Contracts Assets

Contract assets primarily consist of unbilled contracts receivable that are expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed. The amount of unbilled contracts receivable may not exceed their net realizable value and are classified as long-term assets if the payments are expected to be received more than one year from the reporting date. Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission, and deferred engineering costs for significant software customization or modification and set-up services to the extent deemed recoverable. Contract assets were recorded in the Combined Balance Sheets as follows (in thousands):

	December 31, 2021	December 31, 2020
Unbilled contracts receivable	$50,962	$63,851
Other current assets	724	860
Long-term unbilled contracts receivable	3,825	6,411
Other long-term assets	1,043	1,244

Total contract assets	$56,554	$72,366

Contract Liabilities

Contract liabilities are mainly comprised of deferred revenue related to technology solutions arrangements, multi-period licensing, and other offerings for which the Company is paid in advance while the promised good or service is transferred to the customer at a future date or over time. Deferred revenue also includes amounts received related to professional services to be performed in the future. Deferred revenue arises when cash payments are received, including amounts which are refundable, in advance of performance obligations being completed.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for accounts receivable and unbilled contracts receivable, represents the Company’s best estimate of lifetime expected credit losses inherent in those financial assets. The Company’s lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables.

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2021		2020		2019
	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable
Beginning balance	$6,454	$1,414	$566	$—	$779	$—
Provision for credit losses	714	38	6,406	1,414	(74)	—
Recoveries/charged-off	(4,913)	(984)	(518)	—	(139)	—

Balance at end of period	$2,255	$468	$6,454	$1,414	$566	$—

The 2020 increase in provision for credit losses was based on assessment of conditions including the COVID-19 pandemic and anticipation of delayed or delinquent payments on existing accounts receivable as a result of the declining financial health and liquidity positions of certain of the Company’s customers, as well as U.S. restrictions on trade with certain Chinese customers, and certain late payments and collection-related issues.

Additional Disclosures

The following table presents additional revenue and contract disclosures (in thousands):

	Years Ended December 31,
	2021	2020	2019
Revenue recognized in the period from:
Amounts included in deferred revenue at the beginning of the period	$23,863	$720	$630
Amounts included in deferred revenue acquired from the Mergers	$—	$19,367	$—
Performance obligations satisfied in previous periods (true ups and licensee reporting adjustments)*	$8,772	$13,138	$3,267

*

True ups represent the differences between the Company’s quarterly estimates of per unit royalty revenue and actual production/sales-based royalties reported by licensees in the following period. Licensee reporting adjustments represent corrections or revisions to previously reported per unit royalties by licensees, generally resulting from the Company’s inquiries or compliance audits.

Remaining revenue under contracts with performance obligations represents the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) under the Company’s fixed-fee TiVo service license, software-as-a-service agreements and engineering services contracts. The Company’s remaining revenue under contracts with performance obligations was as follows (in thousands):

	December 31,
	2021	2020
Revenue from contracts with performance obligations expected to be satisfied in:
2021	$—	$36,139
2022	51,201	18,624
2023	37,696	10,446
2024	13,314	4,227
2025	6,274	2,908
2026	2,226
Thereafter	399	430

Total	$111,110	$72,774

NOTE 5 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Other current assets consisted of the following (in thousands):

	December 31,
	2021	2020
Prepaid expenses	$15,283	$17,561
Inventory	5,102	9,819
Other	5,600	4,329

Total	$25,985	$31,709

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Equipment, furniture and other	$64,236	$45,440
Building and improvements	18,331	18,309
Land	5,300	5,300
Leasehold improvements	22,064	22,305

Property and equipment, gross	109,931	91,354
Less: accumulated depreciation and amortization	(52,454)	(31,069)

Total	$57,477	$60,285

Property and equipment, net by geographic area was as follows (in thousands):

	December 31,
	2021	2020
U.S.	$51,306	$51,902
Europe	3,697	4,842
Asia and other	2,474	3,541

Total	$57,477	$60,285

Other assets consisted of the following (in thousands):

	December 31,
	2021	2020
Long-term deferred tax assets	$1,847	$6,749
Other assets	19,223	16,236

Total	$21,070	$22,985

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Employee compensation and benefits	$33,685	$42,764
Third-party royalties	4,428	5,906
Accrued expenses	21,147	22,258
Accrued severance	1,834	4,205
Current portion of operating lease liabilities	14,725	16,129
Other	8,585	16,239

Total	$84,404	$107,501

Other long-term liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Long-term income tax payable	$462	$1,098
Other	5,208	3,467

Total	$5,670	$4,565

Accumulated other comprehensive income (loss) consisted of the following (in thousands):

	Years Ended December 31,
	2021	2020
Foreign currency translation adjustment, net of tax	$(676)	$1,311

Total	$(676)	$1,311

NOTE 6 – FINANCIAL INSTRUMENTS

Non-marketable Equity Securities

Upon merging with TiVo on June 1, 2020, the Company assumed certain investments in non-marketable equity securities. As of December 31, 2021 and December 31, 2020, other assets included equity securities accounted for under the equity method with a carrying amount of $4.8 million and $4.2 million, respectively, and equity securities without a readily determinable fair value with a carrying amount of $0.1 million and $0.1 million, respectively. No impairments or adjustments to the carrying amount of the Company’s equity securities without a readily determinable fair value were recognized in the years ended December 31, 2021 and 2020, respectively.

NOTE 7 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurement and the fair value option for financial assets and financial liabilities. The Company carries its financial instruments at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets.

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When applying fair value principles in the valuation of assets, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 instruments based on the exchange traded price of similar or identical instruments, where available, or based on other observable inputs.

There were no marketable securities required to be measured at fair value on a recurring basis as of December 31, 2021 or December 31, 2020.

Non-Recurring Fair Value Measurements

For purchase accounting related fair value measurements, see “Note 9 – Business Combinations.”

NOTE 8 – LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities, data centers and office equipment under operating leases which expire through 2029. The Company’s leases have remaining lease terms of one year to eight years, some of which may include options to extend the leases for five years or longer, and some of which may include options to terminate the leases within the next six years or less. Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation. As a practical expedient, the Company elected, for all office and facility leases, not to separate non-lease components (e.g., common-area maintenance costs) from lease components (e.g., fixed payments including rent) and instead to account for each separate lease component and its associated non-lease components as a single lease component. As most of the leases do not provide an implicit rate, the Company generally, for purposes of discounting lease payments, uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The Company subleases certain real estate to third parties. The sublease portfolio consists of operating leases for previously exited office space. Certain subleases include variable payments for operating costs. The subleases are generally co-terminus with the head lease, or shorter. Subleases do not include any residual value guarantees or restrictions or covenants imposed by the leases. Income from subleases is recognized as a reduction to selling, general and administrative expenses.

The components of operating lease costs were as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Fixed lease cost (1)	$20,619	$14,296	$4,763
Variable lease cost	5,030	2,918	560
Less: sublease income	(9,724)	(5,423)	—

Total operating lease cost	$15,925	$11,791	$5,323

(1)	Includes short-term leases costs, which were immaterial.

Other information related to leases was as follows (in thousands, except lease term and discount rate):

	Years Ended December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$20,826	$14,514	$4,139

ROU assets obtained in exchange for new lease liabilities:
Operating leases	$6,131	$5,684	$5,136

	December 31, 2021	December 31, 2020	December 31, 2019
Weighted-average remaining lease term (years):
Operating leases	4.48	5.20	3.40

Weighted-average discount rate:
Operating leases	4.9%	5.1%	5.3%

Future minimum lease payments and related lease liabilities as of December 31, 2021 were as follows (in thousands):

	Operating Lease Payments (1)	Sublease Income	Net Operating Lease Payments
2022	$17,602	$(7,487)	$10,115
2023	16,450	(7,618)	8,832
2024	14,728	(7,610)	7,118
2025	13,398	(7,386)	6,012
2026	6,296	(935)	5,361
Thereafter	2,970	—	2,970

Total lease payments	71,444	(31,036)	40,408

Less: imputed interest	(7,702)	—	(7,702)

Present value of lease liabilities:	$63,742	$(31,036)	$32,706

Less: current obligations under leases (accrued liabilities)	(14,725)

Noncurrent operating lease liabilities	$49,017

(1)	Future minimum lease payments exclude short-term leases as well as payments to landlords for variable common area maintenance, insurance and real estate taxes.

NOTE 9 – BUSINESS COMBINATIONS

TiVo

Pursuant to the Merger Agreement dated as of December 18, 2019 and immediately following the consummation of the Mergers on June 1, 2020 (the “Merger Date”), Xperi became the parent company of both Pre-Merger Xperi and Pre-Merger TiVo. Xperi Product’s Combined Financial Statements include the product-related business of TiVo as if Xperi Product acquired the TiVo product-related business (“TiVo Product”), which wasfunded through a transfer from Parent. The Combined Financial Statements have been prepared using the acquisition method of accounting under U.S. GAAP with Xperi Product treated as the acquirer of the assets and liabilities of TiVo Product for accounting purposes.

The Mergers created a leading consumer and entertainment technology company which offers a seamless end-to-end entertainment experience from creation to consumption; with greater scale, technology depth and breadth, and a platform relevant to one of the biggest challenges consumers of entertainment face today – how to quickly and easily find, watch and enjoy entertainment.

Assumed TiVo Equity Awards

In connection with the Mergers, the Company assumed unvested TiVo equity incentive awards with a fair value of $19.2 million, of which $5.0 million related to pre-acquisition services and was included in the purchase price, and $14.2 million related to post-acquisition services. The Company valued the restricted stock units at the Company’s closing stock price and stock options using a Black-Scholes pricing model as of the date of acquisition. The fair value relating to post-acquisition services was expected to be amortized as stock-based compensation expense over an estimated weighted average remaining service period of 2.5 years after the Mergers.

Purchase Price Allocation

Under the acquisition method of accounting, the purchase consideration delivered by Xperi Product was allocated to the assets acquired and liabilities assumed, based on their fair value at the Merger Date. Xperi Product has made significant estimates and assumptions in determining the fair value of the assets acquired and liabilities assumed based on discussions with Pre-Merger TiVo’s management and Xperi Product’s informed insights into the industries in which Xperi Product competes.

The following table summarizes the purchase price allocation for the product-related assets and liabilities of Pre-Merger TiVo, including measurement period adjustments recognized subsequent to the initial purchase price allocation:

	Estimated Useful Life (years)		Final Fair Value
Cash and cash equivalents			$33,143
Accounts receivable			62,130
Other current assets			16,823
Property and equipment			41,306
Operating lease right-of-use assets			71,444
Identifiable intangible assets:
Customer contracts and related relationships	4-9	203,900
Developed technology	5	34,800
Content database	9	6,200
Trademarks and tradenames	N/A	21,400

Total identifiable intangible assets			266,300
Goodwill			154,553
Other long-term assets			11,926
Accounts payable & accrued liabilities			(71,408)
Current portion of deferred revenue			(27,679)
Deferred revenue, less current portion			(23,548)
Long-term deferred tax liabilities			(19,611)
Noncurrent operating lease liabilities			(59,291)
Other long-term liabilities			(3,320)

Total purchase price			$452,768

Identifiable Intangible Assets

In determining the fair value, the Company utilized various forms of the income, cost and market approaches depending on the asset or liability being fair valued. The estimation of fair value required significant judgment related to cash flow forecasts, discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables and other factors. Inputs were generally determined using historical data supplemented by current and anticipated market conditions, and growth rates. Customer contracts and relationships relating to the product business were valued using an excess earnings method. Significant assumptions used in the discounted cash flow analysis for other customer contracts and relationships were the revenue growth rate, EBITDA margins, and the discount rate. Trademark and tradename, developed technology, and content database intangible assets were valued using a relief-from-royalty method. The significant assumptions used in the discounted cash flow analysis for (i) trademarks and tradenames were the royalty rates, revenue growth rates, and discount rate, and (ii) developed technology and content database were the royalty rates.

Goodwill

The excess of the consideration transferred over the fair value of assets acquired and liabilities assumed was recognized as goodwill. The goodwill is generated from operational synergies and cost savings the Company expects to achieve from the combined operations, as well as the expected benefits from future technologies that do not meet the definition of an identifiable intangible asset and TiVo Product’s knowledgeable and experienced workforce. Of the total goodwill acquired, $16.1 million is expected to be deductible for tax purposes; the remainder of the goodwill is not expected to be deductible for tax purposes.

TiVo Product Results of Operations

TiVo Product’s results of operations and cash flows have been included in the Company’s combined financial statements for periods subsequent to June 1, 2020, and TiVo’s product-related or product business assets and liabilities were recorded at their estimated fair values in the Company’s Combined Balance Sheets as of June 1, 2020. For the year ended December 31, 2020, TiVo Product contributed $193.9 million of revenue and $224.0 million of operating expenses to the operating results of the Company.

Transaction and Severance Costs

In connection with the Mergers, Parent incurred, during the year ended December 31, 2020, significant one-time expenses such as transaction related costs (e.g., bankers fees, legal fees, consultant fees, etc.), lease impairment charges due to facilities consolidation, severance and retention costs (including stock-based compensation expense resulting from the contractually required acceleration of equity instruments for departing executives). Total transaction related costs and lease impairment charges were $8.9 million and $2.4 million for Xperi Product, respectively, in 2020. No significant transaction related costs and lease impairment charges were incurred in 2021. In addition, post-merger severance and retention costs (including related stock-based compensation expense) amounted to $6.5 million and $10.6 million in 2021 and 2020, respectively.

Unaudited Supplemental Pro Forma Information

The following unaudited pro forma financial information assumes the companies were combined as of January 1, 2019. The unaudited pro forma financial information as presented below is for informational purposes only and is based on estimates and assumptions that have been made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the Mergers had taken place on January 1, 2019, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below. The following table presents the pro forma operating results as if Pre-Merger TiVo’s product business had been included in the Company’s Combined Statements of Operations as of January 1, 2019 (unaudited, in thousands):

	Years Ended December 31,
	2020	2019
Revenue	$512,580	$546,243
Net loss attributable to Xperi Product	$(253,193)	$(250,462)

The unaudited supplemental pro forma information above includes the estimated impact of purchase accounting and other material, nonrecurring adjustments directly attributable to the Mergers. These pro forma adjustments primarily include the following (in thousands):

	Years Ended December 31,
	2020	2019
Estimated decrease to earnings due to revenue adjustments resulting from purchase accounting	$(1,010)	$(2,862)
Estimated increase (decrease) to earnings to adjust for transaction and other related costs, including facilities impairment charges, incurred in connection with the Mergers	$7,010	$(4,924)
Estimated increase (decrease) to earnings to adjust for severance and retention costs, including related stock-based compensation expense, incurred in connection with the Mergers	$12,275	$(13,467)
Estimated increase to earnings to reflect changes in amortization expense due to acquired intangible assets	$5,166	$11,703
Estimated decrease to earnings due to pro forma adjustments for income taxes	$(18,767)	$647

The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

MobiTV

On May 31, 2021, the Company completed its acquisition of certain assets and assumption of certain liabilities of MobiTV, a provider of application-based Pay- TV video delivery solutions. The acquisition expands the Company’s IPTV Managed Service capabilities, which is expected to grow the addressable market for the Company’s IPTV products and further secure TiVo’s position as a leading provider of Pay-TV solutions. The net purchase price for the MobiTV Acquisition was $12.4 million in cash.

Purchase Price Allocation

The MobiTV Acquisition has been accounted for as a business combination, using the acquisition method. The following table presents the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on the fair values at the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill, all of which is expected to be deductible for tax purposes. The following table sets forth the final purchase price allocation with no measurement period adjustments identified ($ in thousands):

	Estimated Useful Life (years)	Final Fair Value
Other current assets		$390
Property and equipment		9,223
Operating lease right-of-use assets		1,186
Identifiable intangible assets: Technology	6	3,260
Goodwill		4,059
Other long-term assets		115
Accrued liabilities		(5,288)
Noncurrent operating lease liabilities		(545)

Total purchase price		$12,400

Unaudited Supplemental Pro Forma Information

The following unaudited pro forma financial information assumes the MobiTV Acquisition was completed as of January 1, 2020. The unaudited pro forma financial information as presented below is for informational purposes only and is based on estimates and assumptions that have been made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the MobiTV Acquisition had taken place on January 1, 2020, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below. The following table presents the pro forma operating results as if the acquired operations of MobiTV had been included in the Company’s Consolidated Statements of Operations as of January 1, 2020 (unaudited, in thousands):

	Years Ended December 31,
	2021	2020
Revenue	$490,343	$383,262
Net loss attributable to Xperi Product	$(191,125)	$(179,365)

The unaudited supplemental pro forma information above includes the following pro forma adjustments: removal of certain elements of the historical MobiTV business that were not acquired, elimination of inter-company transactions between MobiTV and TiVo, adjustments for transaction related costs, and adjustments to reflect the impact of purchase accounting adjustments. The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

NOTE 10 – GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

The changes to the carrying value of goodwill from January 1, 2019 through December 31, 2021 are reflected below (in thousands):

December 31, 2019	$377,900
Goodwill acquired through the Mergers	154,553

December 31, 2020	532,453

Goodwill acquired through the MobiTV Acquisition	4,059

December 31, 2021	$536,512

Goodwill for Xperi Product is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units, the assignment of assets and liabilities to reporting units and estimating the fair value of each reporting unit. The Company concluded it operated in one reporting unit for all periods presented.

As part of its annual goodwill impairment test, the Company elected to proceed with a quantitative goodwill impairment test as of October 1, 2021 using the financial information as of September 30, 2021. Based on the quantitative assessment, the Company concluded that the fair value of the Product reporting unit, which reflects the Xperi Product business, exceeded its carrying amount and no goodwill impairment charges were recognized. In addition, there have been no significant events or circumstances affecting the valuation of goodwill recorded by Xperi Product subsequent to the annual impairment test through December 31, 2021.

During the first quarter of 2020, the COVID-19 pandemic rapidly spread globally and has created unprecedented disruptions in economic activity and financial markets. Due to resulting changes in macroeconomic conditions, industry outlook, and a meaningful decline in the Parent’s share price, indicators of potential goodwill impairment were identified. The Company proceeded with a quantitative interim goodwill impairment test as of March 31, 2020. Based on the quantitative assessment, the Company concluded that the fair value of the Product reporting unit exceeded its carrying amount. As a result, no goodwill impairment charges combined financial statements of Xperi Product for the were recognized in the three months ended March 31, 2020.

During the fourth quarter of 2020, the COVID-19 pandemic continued to have a significant and negative impact on business and economic activities in the U.S. and around the world. The resulting global economic downturn had negatively impacted, and was expected to continue to negatively impact, the Company’s combined financial results for the remainder of 2020 and into 2021. Due to continued reduction in demand in certain markets and industries, including the automotive market, management concluded there were indicators of potential goodwill impairment. The Company proceeded with a quantitative annual goodwill impairment test as of October 1, 2020 using the financial information as of September 30, 2020. Based on the quantitative assessment, the Company concluded that the fair value of the Product reporting unit exceeded its carrying value. As a result, no goodwill impairment charges were recognized.

When performing the quantitative goodwill impairment test, the Company first determines the fair value of a reporting unit using weighted results derived from an income approach and market approaches. The fair value using an income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as revenue growth rates associated with certain revenue streams, forecasted R&D expenses, discount rates, and other assumptions. Market approaches used by management include the market comparable method, which estimates the fair value based on revenue multiples from comparable companies in similar lines of business, and the market transaction method, which estimates the fair value of the reporting unit by utilizing comparable transactions and transaction multiples.

The Company also assessed impairment of indefinite-lived and long-lived assets other than goodwill by performing a qualitative assessment. No impairment of indefinite-lived and long-lived assets other than goodwill was indicated as the Company concluded that it was more likely than not that the fair value of indefinite-lived and long-lived assets other than goodwill exceeded their respective carrying amounts.

Identified intangible assets consisted of the following (in thousands):

		December 31, 2021			December 31, 2020
	Average
	Life	Gross	Accumulated		Gross	Accumulated
	(Years)	Assets	Amortization	Net	Assets	Amortization	Net
Finite-lived intangible assets Acquired patents / core technology (2)	3 – 15	$5,258	$(5,215)	$43	$5,258	$(5,089)	$169
Existing technology / content database (1)/(3)	5 – 10	212,765	(173,420)	39,345	209,430	(139,179)	70,251
Customer contracts and related relationships (4)	3 – 9	494,026	(297,867)	196,159	494,271	(232,057)	262,214
Trademarks/trade name	4 – 10	38,783	(24,796)	13,987	38,783	(19,943)	18,840
Non-competition agreements	1	2,231	(2,231)	—	2,231	(2,231)	—

Total finite-lived intangible assets		753,063	(503,529)	249,534	749,973	(398,499)	351,474
Indefinite-lived intangible assets TiVo Trademarks/trade name (5)	N/A	21,400	—	21,400	21,400	—	21,400

Total intangible assets		$774,463	$(503,529)	$270,934	$771,373	$(398,499)	$372,874

(1)	In May 2021, existing technology was acquired through the MobiTV Acquisition with a purchase price value equal to $3.3 million. See “Note 9 — Business Combinations.”
(2)	In June 2020, $34.8 million of existing (developed) technology was acquired through the Mergers. See “Note 9 – Business Combination.”
(3)	In June 2020, $6.2 million of content database was acquired through the Mergers. See “Note 9 – Business Combination.”
(4)	In June 2020, $203.9 million of customer contracts and related relationships was acquired through the Mergers. See “Note 9 – Business Combination.”
(5)	In June 2020, $21.4 million of TiVo Tradename/trademarks was acquired through the Mergers. See “Note 9 – Business Combination.”

As of December 31, 2021, the estimated future amortization expense of total finite-lived intangible assets was as follows (in thousands):

2022	$57,586
2023	49,357
2024	35,174
2025	26,821
2026	23,935
Thereafter	56,661

Total	$249,534

NOTE 11 – RELATED PARTY TRANSACTIONS AND NET PARENT COMPANY INVESTMENT

The Combined Financial Statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Parent. The following disclosure summarizes activity between the Company and Parent, including the affiliates of Parent that are not part of the planned spin-off transaction.

Allocation of Corporate expenses

The Combined Financial Statements include expenses for certain management and support functions which are provided on a centralized basis within Parent, as described in Note 1 – The Company and Basis of Presentation. These management and support functions include, but are not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures of the Company and Parent. The amount of these allocations from Parent was $59.7 million, which included $4.6 million for depreciation expense, and $55.1 million for selling, general and administrative expense for the year ended December 31, 2021; $66.9 million, which included $1.3 million for research, development and other related costs, $3.3 million for depreciation expense, and $62.4 million for selling, general and administrative expense for the year ended December 31, 2020; $31.0 million, which included $2.0 million for research, development and other related costs, $1.1 million for depreciation expense, and $27.9 million for selling, general and administrative expense for the year ended December 31, 2019.

Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as selling, information technology and infrastructure.

Net Parent company investment

Net Parent company investment on the Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings and deficit and cumulative effect adjustments from the adoption of new accounting standards.

Net transfers from Parent are included within Net Parent company investment. The components of Net transfers from Parent are as follows:

	Years Ended December 31,
	2021	2020	2019
General financing activities*	$34,490	$(39,440)	$(38,960)
TiVo merger consideration	—	452,768	—
Corporate allocations	59,728	66,942	31,036
Stock-based compensation expense	33,509	19,183	17,311
Income taxes*	(10,897)	6,723	(7,933)

Total net transfers from Parent per Combined Statements of Equity	$116,830	$506,176	$1,454

*	revised to correct misclassification of $15.8 million between General financing activities and income taxes for the year ended December 31, 2021.

Net Transfers from Parent

A reconciliation of Net transfers from Parent on the Combined Statements of Equity to the corresponding amount on the Combined Statements of Cash Flows was as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Total net transfers from Parent per Combined Statements of Equity	$116,830	$506,176	$1,454
Stock-based compensation expense	(33,509)	(19,183)	(17,311)
TiVo merger consideration	—	(452,768)	—
Issuance of equity to noncontrolling interest	9	19	(13)

Total net transfers from Parent per Combined Statements of Cash Flows	$83,330	$34,244	$(15,870)

NOTE 12 – STOCK-BASED COMPENSATION EXPENSE

Certain of the Company’s employees participate in equity-based compensation plans sponsored by Parent. Parent’s equity-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on shares of Parent’s common stock and, as such, are reflected in Parent’s Consolidated Statements of Stockholders’ Equity and not in the Company’s Combined Statements of Equity. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

Equity Incentive Plans

Prior to the Merger Date, Parent had implemented and granted equity awards under the Xperi Corporation Seventh Amended and Restated 2003 Equity Incentive Plan. As of the effective date of the Mergers, no future grants will be made under the plan.

The 2020 EIP

In connection with the Mergers and immediately prior to June 1, 2020, Parent adopted the Xperi Holding Corporation 2020 Equity Incentive Plan (the “2020 EIP”).

Under the 2020 EIP, Parent may grant equity-based awards to employees, non-employee directors, and consultants for services rendered to Parent (or any subsidiary) in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and performance awards (or any combination thereof). A total of 8,000,000 shares have been reserved for issuance under the 2020 EIP provided that each share issued pursuant to “full value” awards (i.e., stock awards, restricted stock awards, restricted stock units, performance awards and dividend equivalents) are counted against shares available for issuance under the 2020 EIP on a 1.5 to 1 ratio.

The 2020 EIP provides for option grants designed as either incentive stock options or non-statutory options. Options are granted with an exercise price not less than the value of the common stock on the grant date and have a term of ten years from the date of grant and vest over a four-year period. The vesting criteria for restricted stock awards and restricted stock units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period generally over four years for time-based awards. As of December 31, 2020, there were approximately 3.1 million shares reserved for future grant under the 2020 EIP.

Assumed Plans

On June 1, 2020, Parent assumed all then-outstanding stock options, awards, and shares available and reserved for issuance under all legacy Equity Incentive Plans of Pre-Merger TiVo (collectively, the “Assumed Plans”). Stock options assumed from the Assumed Plans generally have vesting periods of four years and a contractual term of seven years. Awards of restricted stock and restricted stock units assumed from the Assumed Plans are generally subject to a four-year vesting period. The number of shares subject to stock options and restricted stock unit awards outstanding under these plans are included in the tables below. Shares reserved under the Assumed Plans will be available for future grants. As of December 31, 2020, there were 7.6 million shares reserved for future grants under the Assumed Plans.

A summary of the stock option activity is presented below (in thousands, except per share amounts):

	Options Outstanding
	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2018	182	$28.60
Options exercised	(6)	$17.79
Options canceled / forfeited / expired	(3)	$26.16

Balance at December 31, 2019	173	$29.06
Employees transferred to Xperi Product after January 1, 2020	71	$22.41
Pre-Merger TiVo assumed options granted before June 1, 2020	65	$48.59
Options exercised	(5)	$13.17
Options canceled / forfeited / expired	(66)	$41.03

Balance at December 31, 2020	238	$29.48
Employees transferred to Xperi Product after January 1, 2021	27	$32.68
Options exercised	(26)	$20.81
Options canceled / forfeited / expired	(53)	$44.61

Balance at December 31, 2021	186	$25.41	3.69	49

Vested and expected to vest at December 31, 2021	186	$25.41	3.69	49

Exercisable at December 31, 2021	186	$25.41	3.69	49

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices per Share	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$14.91 - $22.24	53	1.69	$18.58	53	$18.58
$22.45 - $22.45	70	5.79	$22.45	70	$22.45
$22.52 - $31.63	23	2.39	$27.18	23	$27.18
$38.65 - $51.52	40	3.44	$38.70	40	$38.70
$14.91 - $51.52	186	3.69	$25.41	186	$25.41

Restricted Stock Awards

Parent grants equity-based compensation awards from the 2003 Equity Incentive Plan (“2003 Plan”). The 2003 Plan permits the grant of restricted stock and restricted stock units (“restricted stock awards”) and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock awards are considered outstanding at the time of grant as holders are entitled to voting rights on Parent matters. Options and restricted stock awards granted under this plan generally have a term of ten years from the date of grant and vest over a four-year period. The vesting criteria for restricted stock awards and units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period generally over four years.

Performance Awards and Units

Performance awards and units may be granted to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant. The value and the vesting of such performance awards and units are generally linked to one or more performance goals determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company, and range from zero to 100 percent of the grant.

The following table summarizes restricted stock awards and units as of the years ended December 31, 2021, 2020 and 2019 (in thousands, except per share amounts):

	Restricted Stock and Restricted Stock Units
	Number of Shares Subject to Time- based Vesting	Number of Shares Subject to Performance- based Vesting	Total Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2018	1,117	67	1,184	$28.95
Awards and units granted	766	4	770	$22.61
Awards and units vested / earned	(449)	(13)	(462)	$30.79
Awards and units canceled / forfeited	(134)	—	(134)	$26.61

Balance at December 31, 2019	1,300	58	1,358	$24.96
Employees transferred to Xperi Product after January 1, 2020	63	123	186	$22.77
Pre-Merger TiVo assumed awards and units granted before June 1, 2020	1,043	13	1,056	$13.99
Awards and units granted	1,861	137	1,998	$12.85
Awards and units vested / earned	(769)	(110)	(879)	$22.19
Awards and units canceled / forfeited	(340)	(33)	(373)	$16.22

Balance at December 31, 2020	3,158	188	3,346	$15.86

Employees transferred to Xperi Product after January 1, 2021	656	42	698	$14.84
Awards and units granted	2,789	119	2,908	$22.57
Awards and units vested / earned	(1,246)	(16)	(1,262)	$16.91
Awards and units canceled / forfeited	(668)	(81)	(749)	$17.53

Balance at December 31, 2021	4,689	252	4,941	$19.15

The following table summarizes the stock-based compensation expense attributable to the Company’s operations for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2021	2020	2019
Cost of revenue	$1,972	$585	$—
Research, development and other related costs	17,914	11,383	11,572
Selling, general and administrative	13,623	7,215	5,739

Total stock-based compensation expense	33,509	19,183	17,311
Tax effect on stock-based compensation expense	(225)	(1,377)	(2,222)

Net effect on net loss	$33,284	$17,806	$15,089

In addition, for the years ended December 31, 2021, 2020 and 2019, $9.2 million, $7.9 million and $5.3 million respectively, of stock-based compensation expense was recognized in operating results as part of the corporate and shared functional employees expenses allocation.

As of December 31, 2021, the unrecognized stock-based compensation balance after estimated forfeitures consisted of $61.6 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 1.82 years.

The fair value of restricted stock awards subject to service conditions is estimated as the price of Parent’s common stock at the close of trading on the date of grant. Parent uses the Black-Scholes option pricing model to determine the estimated fair value of options. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. Parent’s determinations of these assumptions are outlined below.

Expected life – The expected life assumption is based on analysis of Parent’s historical employee exercise patterns.

Volatility – Volatility is calculated using the historical volatility of Parent’s common stock for a term consistent with the expected life.

Risk-free interest rate – The risk-free interest rate assumption is based on the U.S. Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield – Expected dividend yield is calculated based on cash dividends declared by the Board of Directors of the Parent for the previous four quarters and dividing that result by the average closing price of Parent’s common stock for the quarter. Cash dividends are not paid on options, vested restricted stock awards or unvested restricted stock awards.

In addition, Parent estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

There were no stock options granted during the years ended December 31, 2021, 2020 and 2019, and the outstanding options are fully vested as of December 31, 2021.

Employee Stock Purchase Plan

Parent’s 2003 Employee Stock Purchase Plan (the “ESPP”) allows eligible employees to purchase shares of the Parent’s common stock at a discount through payroll deductions. The ESPP consists of up to four consecutive six-month purchase periods within a twenty-four-month offering period. Employees purchase shares each purchase period at the lower of 85% of the market value of Parent’s common stock at either the beginning of the offering period or the end of the purchase period.

The following assumptions were used to value the ESPP shares:

	Years Ended December 31,
	2021	2020	2019
Expected life (years)	2.0	2.0	2.0
Risk-free interest rate	0.1 – 0.2%	1.0 – 1.4%	1.7 – 2.5%
Dividend yield	0.9 – 1.2%	1.4 – 4.0%	3.5 – 5.4%
Expected volatility	52.0 – 52.0%	45.8 – 57.5%	51.7 – 53.4%

Parent uses a Monte Carlo simulation to determine the grant date fair value of performance stock units subject to market conditions, or market-based performance stock units (“PSUs”). The following assumptions were used to value the performance stock units subject to market conditions granted in the year ended December 31, 2021 and 2020:

	Year Ended December 31,
	March 30, 2021	July, 2020
Expected life (years)	3.0	3.0
Risk-free interest rate	0.3%	0.2%
Dividend yield	1.0%	1.4%
Expected volatility	47.9%	51.3%

NOTE 13 – INCOME TAXES

The components of total loss before taxes are as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
U.S.	$(123,201)	$(143,623)	$(57,238)
Foreign	(37,037)	(7,405)	(31,187)

Total loss before taxes	$(160,238)	$(151,028)	$(88,425)

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2021	2020	2019
Current:
U.S. federal	$—	$203	$4,306
Foreign	12,531	8,865	3,856
State and local	(604)	1,454	2

Total current	11,927	10,522	8,164

Deferred:
U.S. federal	1,215	(17,811)	(10,090)
Foreign	7,116	(699)	(3,863)
State and local	(1,418)	(1,747)	(265)

Total deferred	6,913	(20,257)	(14,218)

Provision for (benefit from) income taxes	$18,840	$(9,735)	$(6,054)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2021	2020
Deferred tax assets
Net operating losses	$29,786	$27,893
Research credit	7,446	5,872
Foreign tax credit	3,858	1,751
Accrued expenses	25,407	29,095
Basis difference in fixed and intangible assets	14,276	7,242
Deferred revenue	12,425	13,209
Capitalized R&D	48,807	29,612
Lease liability	14,158	16,056

Gross deferred tax assets	156,163	130,730
Valuation allowance	(101,529)	(52,676)

Net deferred tax assets	54,634	78,054
Deferred tax liabilities
Acquired intangible assets, domestic	(47,476)	(62,486)
Revenue recognition	(4,845)	(4,213)
Right-of-use asset	(13,706)	(15,784)
Other	(1,188)	(562)

Gross deferred tax liabilities	(67,215)	(83,045)

Net deferred tax liabilities	$(12,581)	$(4,991)

At December 31, 2021 and 2020, the Company had a valuation allowance of $101.5 million and $52.7 million, respectively, related to federal, state, and foreign deferred tax assets that the Company believes will not be realizable on a more-likely-than-not basis. As of December 31, 2021, the valuation allowance against deferred tax assets increased $48.8 million to $101.5 million. The $48.8 million increase in valuation allowance was due to $59.2 million of additional deferred tax assets established without a source of income, partially offset by change in net parent investment of ($10.4) million. As of December 31, 2020, the valuation allowance against deferred tax assets increased $24.9 million to $52.7 million. The $24.9 million increase in valuation allowance was due to $16.2 million of additional deferred tax assets established without a source of income and $8.7 million of deferred tax assets acquired through the merger with TiVo. As of December 31, 2019, the valuation allowance against deferred tax assets increased $9.0 million to $27.8 million. The $9.0 million increase in valuation allowance was due to $8.8 million of additional deferred tax assets established without a source of income and $0.2 million of change in net parent investment.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of the Company’s net deferred tax assets, the Company determined that it was not more-likely- than-not that it would realize its federal, certain state and certain foreign deferred tax assets given the substantial amount of tax attributes that will remain unutilized to offset reversing deferred tax liabilities as of December 31, 2021. The Company intends to continue maintaining a full valuation allowance on its federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that the Company is able to achieve.

As of December 31, 2021, the Company had recorded deferred tax assets for the tax effects of the following gross tax loss carryforwards (in thousands):

	Carryforward Amount	Years of Expiration
Federal	$83.2	2027 – 2035
State (post-apportionment)	$114.2	2023 – 2041

Federal and state net operating loss and credit carryforwards have been reduced for limitations due to ownership changes.

As of December 31, 2021, the Company had the following credits available to reduce future income tax expense

(in thousands):

	Carryforward Amount	Years of Expiration	Valuation Allowance
Federal research and development credits	$2,324	2024 – 2041	$2,324
State research and development credits	$11,022	Indefinite	$11,022

A reconciliation of the statutory U.S. federal income tax to the Company’s effective tax is as follows:

	Years Ended December 31,
	2021	2020	2019
U.S. federal statutory rate	$(33,650)	$(31,716)	$(18,711)
State, net of federal benefit	(258)	(1,129)	8
Stock-based compensation	(1,740)	2,779	2,058
Executive compensation limitation	2,221	563	210
Research tax credit	(2,321)	(1,610)	(1,250)
Foreign withholding tax	11,018	7,620	2,690
Restructuring and transaction costs	—	6,161	(376)
Foreign rate differential	16,407	2,082	2,333
Foreign tax credit	(8,928)	(5,441)	(626)
Change in valuation allowance	39,063	7,158	8,740
U.S. tax reform	—	642	(1,078)
Unrecognized tax benefits	1,526	1,703	93
Change in estimates	(4,674)	—	—
Other	176	1,453	(145)

Total	$18,840	$(9,735)	$(6,054)

At December 31, 2021, the Company asserts that it will not permanently reinvest its foreign earnings outside the U.S. The Company anticipates that the cash from its foreign earnings may be used domestically to fund operations, or used for other business needs. The accumulated undistributed earnings generated by its foreign subsidiaries was approximately $35.9 million. Substantially all of these earnings will not be taxable upon repatriation to the United States since under the Tax Cuts and Jobs Act they will be treated as previously taxed income from the one-time transition tax, Global Intangible Low-Taxed Income or dividends-received deduction. The U.S. state income taxes and foreign withholding taxes related to the distributable cash of the Company’s foreign subsidiaries are not expected to be material.

As of December 31, 2021, unrecognized tax benefits approximated $8.4 million, of which $1.7 million would affect the effective tax rate if recognized. As of December 31, 2020, unrecognized tax benefits approximated $7.1 million, of which $1.1 million would affect the effective tax rate if recognized. As of December 31, 2019, unrecognized tax benefits approximated $9.1 million, of which $0.8 million would affect the effective tax rate if recognized. The Company is unable to make a reasonable estimate of the timing of the long-term payments or the amount by which the unrecognized tax benefits will increase or decrease over the next 12 months.

The reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2021, 2020 and 2019 is as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Total unrecognized tax benefits at January 1	$7,106	$9,067	$19,332
Increases due to the Mergers	—	861	—
Increases for tax positions related to the current year	1,962	958	595
Increases for tax positions related to prior years	1,303	745	—
Decreases for tax positions related to prior years	(493)	(59)	(204)
Net Parent Company Investment	(1,440)	(4,466)	(10,656)

Total unrecognized tax benefits at December 31	$8,438	$7,106	$9,067

It is the Company’s policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2021 and 2020, the Company recognized an immaterial amount of interest and penalties related to unrecognized tax benefits. Accrued interest and penalties were zero, for the years ended December 31, 2021 and 2020, respectively.

At December 31, 2021, the Company’s 2017 through 2020 tax years are open and subject to potential examination in one or more jurisdictions. Earlier tax years for the Company and its subsidiaries are also open in certain jurisdictions which are currently subject to examination. In addition, in the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements primarily include future unconditional purchase obligations to service providers. Total future unconditional purchase obligations as of December 31, 2021 were as follows (in thousands):

2022	$33,442
2023	26,278
2024	12,868
2025	8,522
2026	8,080
Thereafter	33,548

$122,738

Inventory Purchase Commitments

The Company uses contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements with its contract manufacturers that either allow them to procure inventory based on criteria as defined by the Company or that establish the parameters defining the Company’s requirements. A significant portion of the Company’s purchase commitments arising from these agreements consist of firm, non-cancelable and unconditional purchase commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company’s requirements based on its business needs prior to firm orders being placed. As of December 31, 2021, the Company had total purchase commitments for inventory of $15.4 million, of which $4.4 million was accrued in the Combined Balance Sheets.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees, customers, and business partners against claims made by third parties arising from the use of the Company’s products, intellectual property, services or technologies. The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. To date, no such claims have been filed against the Company and no liability has been recorded in the Company’s combined financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company’s history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is immaterial. In addition, the Company has directors’ and officers’ liability insurance coverage that is intended to reduce its financial exposure and may enable the Company to recover any payments, should they occur.

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company is currently unable to predict the final outcome of lawsuits to which it is a party and therefore cannot determine the likelihood of loss nor estimate a range of possible loss. An adverse decision in any of these proceedings could significantly harm the Company’s business and combined financial position, results of operations or cash flows.

The Company and its subsidiaries are involved in litigation matters and claims in the normal course of business. In the past, the Company and its subsidiaries have litigated to enforce their respective patents and other intellectual property rights, to enforce the terms of license agreements, to protect trade secrets, to determine the validity and scope of the proprietary rights of others and to defend themselves or their customers against claims of infringement or invalidity. The Company expects to be involved, either directly or through its subsidiaries, in similar legal proceedings in the future, including proceedings regarding infringement of its patents, and proceedings to ensure proper and full payment of royalties by customers under the terms of its license agreements.

The existing and any future legal actions may harm the Company’s business. For example, an adverse decision in any of these legal actions could result in a loss of the Company’s proprietary rights; reduce or limit the value of the Company’s licensed technology; negatively impact the Company’s stock price, its business, combined financial position, results of operations, royalties, billings, or cash flows; subject the Company to significant liabilities; or require the Company to seek licenses from others. Furthermore, legal actions could cause an existing customer or strategic partner to cease making royalty or other payments to the Company, or to challenge the validity and enforceability of patents owned by the Company’s subsidiaries or the scope of license agreements with the Company’s subsidiaries, and could significantly damage the Company’s relationship with such customer or strategic partner and, as a result, prevent the adoption of the Company’s other technologies by such customer or strategic partner. Litigation could also severely disrupt or shut down the business operations of customers or strategic partners of the Company’s subsidiaries, which in turn would significantly harm ongoing relations with them and cause the Company to lose royalty revenue.

The costs associated with legal proceedings are typically high, relatively unpredictable, and not completely within the Company’s control. These costs may be materially higher than expected, which could adversely affect the Company’s operating results and lead to volatility in the price of its common stock. Whether or not determined in the Company’s favor or ultimately settled, litigation diverts managerial, technical, legal, and financial resources from the Company’s business operations.

NOTE 15 – BENEFIT PLAN

Xperi Holding Corporation offers a 401(k) retirement savings plan to its eligible employees, under which it can make discretionary contributions to match employee contributions. The costs of the Xperi Product employees who participate in the plan are reflected in the Combined Financial Statements. During the years ended December 31, 2021, 2020 and 2019, the Company’s employer 401(k) match expense was approximately $3.6 million, $2.9 million and $2.4 million, respectively.

NOTE 16 – SUBSEQUENT EVENTS

The Combined Financial Statements of the Company are derived from the consolidated financial statements of Xperi Holding Corporation, which issued its consolidated financial statements for the year ended December 31, 2021 on February 24, 2022. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 24, 2022. Additionally, the Company has evaluated transactions and other events through the issuance of these Combined Financial Statements, May 11, 2022, for purposes of disclosure of unrecognized subsequent events.

At the Xperi Holding Corporation 2022 annual stockholders meeting on April 29, 2022, shareholders approved (I an amendment to the 2020 EIP adding an additional 8.8 million shares to the share reserve and (ii) an amendment to the 2020 ESPP adding an additional 6.0 million shares to the share reserve.

Xperi Product

(a business of Xperi Holding Corporation)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$126,203	$120,426	$245,092	$244,008
Operating expenses:
Cost of revenue, excluding depreciation and amortization of intangible assets	26,879	26,484	54,286	55,682
Research and development	51,372	46,425	101,572	94,397
Selling, general and administrative	50,341	50,171	100,193	101,978
Depreciation expense	5,144	5,206	10,707	10,572
Amortization expense	14,760	27,742	29,553	55,437

Total operating expenses	148,496	156,028	296,311	318,066

Operating loss	(22,293)	(35,602)	(51,219)	(74,058)
Other income and expense, net	(290)	150	226	368

Loss before taxes	(22,583)	(35,452)	(50,993)	(73,690)
Provision for income taxes	8,395	1,879	10,475	5,328

Net loss	(30,978)	(37,331)	(61,468)	(79,018)
Less: Net loss attributable to noncontrolling interest	(848)	(755)	(1,816)	(1,516)

Net loss attributable to Xperi Product	$(30,130)	$(36,576)	$(59,652)	$(77,502)

The accompanying notes are an integral part of these condensed combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

(Unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
Net loss	$(30,978)	$(37,331)	$(61,468)	$(79,018)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(2,403)	57	(3,449)	(989)
Comprehensive loss	(33,381)	(37,274)	(64,917)	(80,007)

Less: Comprehensive loss attributable to noncontrolling interest	(848)	(755)	(1,816)	(1,516)

Comprehensive loss attributable to Xperi Product	$(32,533)	$(36,519)	$(63,101)	$(78,491)

The accompanying notes are an integral part of these condensed combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

CONDENSED COMBINED BALANCE SHEETS

(in thousands)

(Unaudited)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$133,257	$120,695
Accounts receivable, net	79,606	79,494
Unbilled contracts receivable	46,487	50,962
Other current assets	30,690	25,985

Total current assets	290,040	277,136

Long-term unbilled contracts receivable	3,217	3,825
Property and equipment, net	53,573	57,477
Operating lease right-of-use assets	54,919	61,758
Intangible assets, net	241,583	270,934
Goodwill	536,441	536,512
Other assets	27,939	21,070

Total assets	$1,207,712	$1,228,712

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,197	$7,362
Accrued liabilities	73,920	84,404
Deferred revenue	27,163	28,211

Total current liabilities	112,280	119,977

Long-term deferred tax liabilities	15,135	14,428
Deferred revenue, less current portion	19,237	23,663
Noncurrent operating lease liabilities	42,571	49,017
Other long-term liabilities	4,142	5,670

Total liabilities	193,365	212,755

Commitments and contingencies (Note 14)
Equity:
Parent company investment	1,029,487	1,025,838
Accumulated Other Comprehensive Income	(4,125)	(676)
Noncontrolling interest	(11,015)	(9,205)

Total equity	1,014,347	1,015,957

Total liabilities and equity	$1,207,712	$1,228,712

The accompanying notes are an integral part of these condensed combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(61,468)	$(79,018)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation of property and equipment	10,707	10,572
Amortization of intangible assets	29,553	55,437
Stock-based compensation expense	19,176	16,244
Other	930	789
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	29	12,164
Unbilled contracts receivable, net	5,083	(460)
Other assets	(4,714)	4,809
Accounts payable	3,835	(2,946)
Accrued and other liabilities	(19,911)	(39,909)
Deferred revenue	(5,474)	1,521

Net cash from (used in) operating activities	(22,254)	(20,797)

Cash flows from investing activities:
Purchases of property and equipment	(7,150)	(13,147)
Purchases of intangible assets	(73)	(93)
Net cash received (paid) for mergers and acquisitions	—	(12,400)

Net cash from (used in) investing activities	(7,223)	(25,640)

Cash flows from financing activities:
Net transfers from (to) Parent	44,131	46,064

Net cash from (used in) financing activities	44,131	46,064

Effect of exchange rate changes on cash and cash equivalents	(2,092)	5,677
Net increase in cash and cash equivalents	12,562	5,304
Cash and cash equivalents at beginning of period	120,695	85,624

Cash and cash equivalents at end of period	$133,257	$90,928

Supplemental disclosure of cash flow information
Income taxes paid, net of refunds	$8,418	$(6,037)

The accompanying notes are an integral part of these condensed combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

CONDENSED COMBINED STATEMENTS OF EQUITY

(in thousands)

(Unaudited)

Three Months Ended June 30, 2021 and 2022	Net Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of April 1, 2021	$1,080,817	$265	$(6,516)	$1,074,566
Net loss	(36,576)	—	(755)	(37,331)
Other comprehensive loss	—	57	—	57
Issuance of equity to noncontrolling interest	—	—	(1)	(1)
Net transfers from Parent	25,193	—	—	25,193

Balance as of June 30, 2021	$1,069,434	$322	$(7,272)	$1,062,484

Balance as of April 1, 2022	$1,030,704	$(1,722)	$(10,169)	$1,018,813

Net loss	(30,130)	—	(848)	(30,978)
Other comprehensive loss	—	(2,403)	—	(2,403)
Issuance of equity to noncontrolling interest	—	—	2	2
Net transfers from Parent	28,913	—	—	28,913

Balance as of June 30, 2022	$1,029,487	$(4,125)	$(11,015)	$1,014,347

Six Months Ended June 30, 2021 and 2022	Net Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of January 1, 2021	$1,084,630	$1,311	$(5,758)	$1,080,183
Net loss	(77,502)	—	(1,516)	(79,018)
Other comprehensive loss	—	(989)	—	(989)
Issuance of equity to noncontrolling interest	—	—	2	2
Net transfers from Parent	62,306	—	—	62,306

Balance as of June 30, 2021	$1,069,434	$322	$(7,272)	$1,062,484

Balance as of January 1, 2022	$1,025,838	$(676)	$(9,205)	$1,015,957

Net loss	(59,652)	—	(1,816)	(61,468)
Other comprehensive loss	—	(3,449)	—	(3,449)
Issuance of equity to noncontrolling interest	—	—	6	6
Net transfers from Parent	63,301	—	—	63,301

Balance as of June 30, 2022	$1,029,487	$(4,125)	$(11,015)	$1,014,347

The accompanying notes are an integral part of these condensed combined financial statements.

Xperi Product

(a business of Xperi Holding Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

On December 18, 2019, Xperi Corporation (“Pre-Merger Xperi”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with TiVo Corporation (“Pre-Merger TiVo”) to combine in an all-stock merger of equals transaction (the “Mergers”). Immediately following the consummation of the Mergers on June 1, 2020 (the “Merger Date”), Xperi Holding Corporation (“Xperi”), a Delaware corporation founded in December 2019 under the name “XRAY-TWOLF HoldCo Corporation,” became the parent company of both Pre-Merger Xperi and Pre-Merger TiVo.

In 2020, following the Mergers, the new parent company, Xperi announced plans to separate into two independent publicly traded companies (the “Separation”), one comprising its intellectual property licensing business and one comprising its product business. The Separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of its product-related business, which was referred to as Xperi Product (“Xperi Product” or the “Company”). In connection with the Separation, the Xperi Product business becomes Xperi Inc. and Xperi will be renamed and continue as Adeia Inc. (“Adeia”). In connection with the distribution of Xperi Product, Adeia is expected to change its stock symbol to “ADEA.” The Separation is subject to certain conditions, including, among others, obtaining final approval from Xperi’s board of directors, receipt of one or more opinions with respect to certain U.S. federal income tax matters relating to the Separation and the U.S. Securities and Exchange Commission (the “SEC”) declaring the effectiveness of the registration statement on Form 10 of which the condensed combined financial statements form a part.

Pre-Merger Xperi was determined to be the accounting acquirer in the Mergers. As a result, the historical financial statements of Pre-Merger Xperi for periods prior to the Mergers are considered to be the historical financial statements of Xperi. As used herein, the “Parent” refers to Xperi Corporation when referring to periods prior to June 1, 2020 and to Xperi Holding Corporation when referring to periods subsequent to June 1, 2020.

Xperi Product is a leading consumer and entertainment product/solutions licensing company. The Company creates extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it in a way that is more intelligent, immersive and personal. Powering smart devices, connected cars, entertainment experiences and more, the Company has created a unified ecosystem that reaches highly engaged consumers, uncovering significant new business opportunities, now and in the future. The Company’s technologies are integrated into billions of consumer devices and media platforms worldwide, driving increased value for partners, customers and consumers. The Company currently groups its business into four categories based on the products delivered and customers served: Pay-TV, Consumer Electronics, Connected Car and Media Platform.

The accompanying interim unaudited condensed combined financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. The amounts as of December 31, 2021 have been derived from the Company’s annual audited combined financial statements for the year ended December 31, 2021, included within this Form 10. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited condensed combined financial statements reflect all adjustments necessary (consisting of normal recurring adjustments) to state fairly the financial position of the Company and its results of operations and cash flows as of and for the periods presented. These financial statements should be read in conjunction with the annual audited combined financial statements and notes thereto as of and for the year ended December 31, 2021, included in the Form 10.

The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022 or any future period and the Company makes no representations related thereto.

The Condensed Combined Balance Sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company, including subsidiaries in which Parent has a controlling financial interest. In the fourth quarter of 2018, the Company funded a new subsidiary, Perceive Corporation (“Perceive”), which was created to focus on delivering edge inference solutions. As of June 30, 2022, the Company owned approximately 80.0% of Perceive. The operating results of Perceive have been included in the Company’s combined financial statements since the fourth quarter of 2018.

The Company is dependent on Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing its operations. Financial transactions relating to the Company are accounted for through the Net Parent company investment on the Condensed Combined Balance Sheets. Accordingly, none of Parent’s cash and cash equivalents have been allocated to the Company for any of the periods presented, unless those balances were directly attributable to the Company. The Company reflects transfers of cash to and from Parent’s cash management system as a component of Net Parent company investment on the Condensed Combined Balance Sheets. Parent’s long-term debt has not been attributed to the Company for any of the periods presented because Parent’s borrowings are not the legal obligation of the Company. The Parent has committed to provide support through the earlier of one year from the issuance date of the financial statements or the consummation of the transaction that will provide the Company with a minimum of $200.0 million of cash upon spin-off to be able to fund the ongoing operations of Xperi Product. The cash and cash equivalents, including the Company’s expected capitalization from Parent at the distribution date, will be sufficient to support its operations, capital expenditures and income tax payments, in addition to any investments and other capital allocation needs for at least the next 12 months.

The Condensed Combined Statements of Operations and Comprehensive Loss of the Company reflect allocations of general corporate expenses from Parent, including, but not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures as determined appropriate. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expenses the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

Parent maintains various benefit and stock-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s Condensed Combined Financial Statements. The Company’s Condensed Combined Balance Sheets and Condensed Combined Statements of Equity do not include any benefit plan obligations or any equity related to stock-based compensation plans. See “Note 9 – Stock-Based Compensation Expense” for a description of the accounting for stock-based compensation.

The Company’s fiscal year ends on December 31. The Company employs a calendar month-end reporting period for its quarterly reporting.

Xperi Product qualifies as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Xperi Product has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Xperi Product, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Xperi Product’s historical results are included as a part of the Parent’s consolidated financial statements which are filed with the SEC. As a result, Xperi Product tracks the effective dates and adopts all guidance applicable to it consistent with the manner that the Parent tracks and adopts all applicable guidance. However, the Company intends to adopt future standards at the appropriate date for emerging growth companies once it is established as a stand-alone company. This may make comparison of its financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes in the Company’s significant accounting policies during the three and six months ended June 30, 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. The accounting estimates and assumptions that require management’s most significant, challenging, and subjective judgment include the estimation of licensees’ quarterly royalties prior to receiving the royalty reports, the determination of stand-alone selling price and the transaction price in an arrangement with multiple performance obligations, the assessment of the recoverability of goodwill, the assessment of useful lives and recoverability of other intangible assets and long-lived assets, recognition and measurement of current and deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and purchase accounting resulting from business combinations. Actual results experienced by the Company may differ from management’s estimates.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on the Company business. The impact to date has included periods of significant volatility in markets the Company serves, in particular the automotive and broad consumer electronics markets. Additionally, the pandemic has caused some challenges and delays in acquiring new customers and executing license renewals. These factors have negatively impacted the Company’s financial condition and results of operations, and may result in an impairment of the Company’s long-lived assets, including goodwill, increased credit losses and impairments of investments in other companies. The Company’s operations and those of its customers have also been negatively impacted by certain trends arising from the COVID-19 pandemic, including labor market constraints, shortage of semiconductor components and manufacturing capacities, and delays in shipments, product development and product launches. Moreover, the COVID-19 pandemic, its related impact, and United States federal, state and foreign government policies enacted to combat the pandemic have contributed to a recent rise of inflation that may increase the cost of the Company’s operations and reduce demand for the Company’s products and services and those of its customers, which may adversely affect the Company’s financial performance. The impact of the pandemic on the Company’s overall results of operations remains uncertain for the foreseeable future and will depend on factors outside the Company’s control.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which amends the guidance in ASC 805 to require that an entity (acquirer) recognize and measures contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (“Topic 606”). As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. ASU 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company elected to early adopt the new standard on January 1, 2022. The adoption did not have an impact on the Company’s condensed combined financial statements.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which provides further clarification on the scope of Topic 848 so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848. ASU 2020-04 became effective upon issuance and may be applied prospectively to contract modifications made on or before December 31, 2022. ASU 2021-01 became effective upon issuance and may be applied on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively for contract modifications made on or before December 31, 2022.

NOTE 3 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales taxes collected from customers which are subsequently remitted to governmental authorities.

Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, stand-alone selling price for separate performance obligations is based on the cost-plus-margin approach, considering overall pricing objectives.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of technology or when a license of technology is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

The Company derives the majority of its revenue from licensing its technology to customers. These arrangements are summarized below based on how the technology is delivered to customers: License arrangements and Technology Solutions arrangements. For License arrangements, the customer obtains rights to the technology delivered at the commencement of the agreement. For Technology Solutions arrangements, the customer receives access to a platform, media or data that includes frequent updates, where access to such updates is critical to the functionality of the technology. The timing of when performance obligations are satisfied, as well as the fee arrangements underlying each agreement, determine when revenue is recognized.

License Arrangements

The Company licenses its audio, digital radio and imaging technology to consumer electronics (“CE”) manufacturers, automotive manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer’s sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers’ quarterly royalties prior to receiving the royalty reports requires the Company to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate the Company’s technology in the customer’s products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license, net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it believes the customer will exceed the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

Technology Solutions Arrangements

For Technology Solutions, the Company provides on-going media or data delivery, hosting and access to its platform, and software updates. For these solutions, the Company generally receives fees on a per-subscriber per-month basis or as a fixed fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the Technology Solutions offerings, substantially all functionality is obtained through the Company’s continuous hosting and/or updating of the data and content. In these instances, the

Company typically has a single performance obligation related to these ongoing activities in the underlying arrangement. For those arrangements that include multiple performance obligations, the Company allocates the consideration as described above and recognizes revenue for each distinct performance obligation when control of the promised goods or services is transferred to the customer.

The Company also generates revenue from non-recurring engineering (“NRE”) services, advertising, and hardware products, each of which was less than 5% of total revenue for all periods presented.

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract include a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of one year or less; amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of a technology license or (ii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation; or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Revenue Details

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by product category/end market and geographic location.

Revenue disaggregated by business model was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Licensing	$60,347	$45,244	$108,157	$99,241
Technology Solutions	65,856	75,182	136,935	144,767

Total revenue	$126,203	$120,426	$245,092	$244,008

Revenue disaggregated by product category/end market was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Pay-TV	$60,371	$67,161	$124,525	$130,904
Consumer Electronics	39,493	22,715	67,583	53,820
Connected Car	20,855	22,529	40,574	45,420
Media Platform	5,484	8,021	12,410	13,864

Total revenue	$126,203	$120,426	$245,092	$244,008

A significant portion of the Company’s revenue is derived from licensees headquartered outside of the U.S., principally in Asia, and it is expected that this revenue will continue to account for a significant portion of total revenue in future periods. The following table presents the Company’s revenue disaggregated by geographic area (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021
U.S	$78,409	62%	$61,909	51%	$138,080	56%	$120,626	49%
Japan	16,494	13	19,860	17	32,044	13	38,185	16
South Korea	6,195	5	8,229	7	10,875	4	19,435	8
Canada	6,272	5	5,968	5	11,384	5	11,978	5
EMEA	7,048	6	13,412	11	18,736	8	26,523	11
Other	11,785	9	11,048	9	33,973	14	27,261	11

	$126,203	100%	$120,426	100%	$245,092	100%	$244,008	100%

Contract Balances

Contracts Assets

Contract assets primarily consist of unbilled contracts receivable that are expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed. The amount of unbilled contracts receivable may not exceed their net realizable value and are classified as long-term assets if the payments are expected to be received more than one year from the reporting date. Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission, and deferred engineering costs for significant software customization or modification and set-up services to the extent deemed recoverable. Contract assets were recorded in the Condensed Combined Balance Sheets as follows (in thousands):

	June 30, 2022	December 31, 2021
Unbilled contracts receivable	$46,487	$50,962
Other current assets	654	724
Long-term unbilled contracts receivable	3,217	3,825
Other long-term assets	968	1,043

Total contract assets	$51,326	$56,554

Contract Liabilities

Contract liabilities are mainly comprised of deferred revenue related to technology solutions arrangements, multi-period licensing, and other offerings for which the Company is paid in advance while the promised good or service is transferred to the customer at a future date or over time. Deferred revenue also includes amounts received related to professional services to be performed in the future. Deferred revenue arises when cash payments are received, including amounts which are refundable, in advance of performance obligations being completed.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for accounts receivable and unbilled contracts receivable, represents the Company’s best estimate of lifetime expected credit losses inherent in those financial assets. The Company’s lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables.

The following table presents the activity in the allowance for credit losses for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30, 2022		Six Months Ended June 30, 2022
	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable
Beginning balance	$1,962	$369	$2,245	$480
Provision for credit loss expense	201	(63)	21	(174)
Recoveries/charged-off	(358)	—	(461)	—

Balance at end of period	$1,805	$306	$1,805	$306

	Three Months Ended June 30, 2021		Six Months Ended June 30, 2021
	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable
Beginning balance	$3,088	$1,553	$6,454	$1,414
Provision for credit loss expense	152	51	95	230
Recoveries/charged-off	(34)	—	(3,343)	(40)

Balance at end of period	$3,206	$1,604	$3,206	$1,604

Additional Disclosures

The following table presents additional revenue and contract disclosures (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue recognized in the period from:
Amounts included in deferred revenue at the beginning of the period	$6,269	$6,936	$14,601	$18,152
Performance obligations satisfied in previous periods (true ups and licensee reporting adjustments)*	$20,830	$2,425	$20,866	$6,620

*

True ups represent the differences between the Company’s quarterly estimates of per unit royalty revenue and actual production/sales-based royalties reported by licensees in the following period. Licensee reporting adjustments represent corrections or revisions to previously reported per unit royalties by licensees, generally resulting from the Company’s inquiries or compliance audits. Amount includes past royalty revenue from the settlement of a contract dispute with a large mobile imaging customer, and the execution of a long-term license agreement with a leading consumer electronics and OTT service provider. The long-term license agreement is effective as of the expiration of the prior agreement. The Company recorded revenue from both the settlement and the license agreement, referred to above, in the second quarter of 2022 and expects to record revenue from both the settlement and the license agreement in future periods.

Remaining revenue under contracts with performance obligations represents the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) under the Company’s fixed-fee TiVo service license, software-as-a-service agreements and engineering services contracts. The Company’s remaining revenue under contracts with performance obligations was as follows (in thousands):

	June 30, 2022	December 31, 2021
Revenue from contracts with performance obligations expected to be satisfied in:
2022 (remaining 6 months)	$22,191	$51,201
2023	40,382	37,696
2024	17,768	13,314
2025	7,492	6,274
2026	3,793	2,226
Thereafter	1,779	399

Total	$93,405	$111,110

NOTE 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Other current assets consisted of the following (in thousands):

	June 30 2022	December 31, 2021
Prepaid expenses	$15,977	$15,283
Inventory	7,587	5,102
Other	7,126	5,600

Total	$30,690	$25,985

Property and equipment, net consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Equipment, furniture and other	$72,277	$64,236
Building and improvements	18,331	18,331
Land	5,300	5,300
Leasehold improvements	21,734	22,064
Property and equipment, gross	117,642	109,931
Less: accumulated depreciation and amortization	(64,069)	(52,454)

Total	$53,573	$57,477

Property and equipment, net by geographic area was as follows (in thousands):

	June 30, 2022	December 31, 2021
U.S.	$48,350	$51,306
Europe	3,210	3,697
Asia and other	2,013	2,474

Total	$53,573	$57,477

Other assets consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Long-term deferred tax assets	$1,868	$1,847
Other assets	26,071	19,223

Total	$27,939	$21,070

Accrued liabilities consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Employee compensation and benefits	$25,754	$33,685
Third-party royalties	4,844	4,428
Accrued expenses	13,615	21,147
Accrued severance	1,763	1,834
Current portion of operating lease liabilities	14,395	14,725
Other	13,549	8,585

Total	$73,920	$84,404

Other long-term liabilities consisted of the following (in thousands)

	June 30, 2022	December 31, 2021
Long-term income tax payable	$499	$462
Other	3,643	5,208

Total	$4,142	$5,670

Accumulated other comprehensive loss consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Foreign currency translation adjustment, net of tax	$(4,125)	$(676)

Total	$(4,125)	$(676)

NOTE 5 – FINANCIAL INSTRUMENTS

Non-marketable Equity Securities

As of June 30, 2022 and December 31, 2021, other assets included equity securities accounted for under the equity method with a carrying amount of $4.4 million and $4.8 million, respectively, and equity securities without a readily determinable fair value with a carrying amount of $0.0 million and $0.1 million, respectively. No impairments or adjustments to the carrying amount of the Company’s equity securities without a readily determinable fair value were recognized in the three and six months ended June 30, 2022 and June 30, 2021, respectively.

NOTE 6 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurement and the fair value option for financial assets and financial liabilities. The Company carries its financial instruments at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets.

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When applying fair value principles in the valuation of assets, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 instruments based on the exchange traded price of similar or identical instruments, where available, or based on other observable inputs.

There were no marketable securities required to be measured at fair value on a recurring basis as of June 30, 2022 or December 31, 2021.

Non-Recurring Fair Value Measurements

For purchase accounting related fair value measurements, see “Note 7 – Business Combinations.”

NOTE 7 – BUSINESS COMBINATIONS

MobiTV

On May 31, 2021, the Company completed its acquisition of certain assets and assumption of certain liabilities of MobiTV, Inc. (“MobiTV” and, the acquisition, the “MobiTV Acquisition”), a provider of application-based Pay- TV video delivery solutions. The acquisition expands the Company’s IPTV Managed Service capabilities, which is expected to grow the addressable market for the Company’s IPTV products and further secure TiVo’s position as a leading provider of Pay-TV solutions. The net purchase price for the MobiTV Acquisition was $12.4 million in cash.

Purchase Price Allocation

The MobiTV Acquisition has been accounted for as a business combination, using the acquisition method. The following table presents the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on the fair values at the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill, all of which is expected to be deductible for tax purposes. The following table sets forth the final purchase price allocation with no measurement period adjustments identified ($ in thousands):

	Estimated Useful Life (years)	Final Fair Value
Other current assets		$390
Property and equipment		9,223
Operating lease right-of-use assets		1,186
Identifiable intangible assets: Technology	6	3,260
Goodwill		4,059
Other long-term assets		115
Accrued liabilities		(5,288)
Noncurrent operating lease liabilities		(545)

Total purchase price		$12,400

The results of operations and cash flows relating to the business acquired pursuant to the MobiTV Acquisition have been included in the Company’s condensed combined financial statements for periods subsequent to May 31, 2021, and the related assets and liabilities were recorded at their estimated fair values in the Company’s Condensed Combined Balance Sheet as of May 31, 2021.

Supplemental Pro Forma Information

The following unaudited pro forma financial information assumes the MobiTV Acquisition was completed as of January 1, 2020. The unaudited pro forma financial information as presented below is for informational purposes only and is based on estimates and assumptions that have been made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the MobiTV Acquisition had taken place on January 1, 2020, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below. The following table presents the pro forma operating results as if the acquired operations of MobiTV had been included in the Company’s Condensed Consolidated Statements of Operations as of January 1, 2020 (unaudited, in thousands):

	Three Months Ended	Six Months Ended
	June 30, 2021	June 30, 2021
Revenue	$223,363	$447,727
Net loss attributable to Xperi Product	$(8,606)	$(14,868)

The unaudited supplemental pro forma information above includes the following pro forma adjustments: removal of certain elements of the historical MobiTV business that were not acquired, elimination of inter-company transactions between MobiTV and TiVo, adjustments for transaction related costs, and adjustments to reflect the impact of purchase accounting adjustments. The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

NOTE 8 – GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

The change to the carrying value of goodwill from December 31, 2021 through June 30, 2022 was an immaterial measurement period adjustment.

Identified intangible assets consisted of the following (in thousands):

		June 30, 2022			December 31, 2021
	Average Life (Years)	Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Finite-lived intangible assets
Acquired patents / core technology	3-10	$5,259	$(5,236)	$23	$5,258	$(5,215)	$43
Existing technology / content database	5-10	212,707	(181,347)	31,360	212,765	(173,420)	39,345
Customer contracts and related relationships	3-9	493,737	(316,497)	177,240	494,026	(297,867)	196,159
Trademarks/trade name	4-10	38,783	(27,223)	11,560	38,783	(24,796)	13,987
Non-competition agreements	1	2,231	(2,231)	—	2,231	(2,231)	—

Total finite-lived intangible assets		752,717	(532,534)	220,183	753,063	(503,529)	249,534
Indefinite-lived intangible assets
TiVo trademarks/trade name	N/A	21,400	—	21,400	21,400	—	21,400

Total intangible assets		$774,117	$(532,534)	$241,583	$774,463	$(503,529)	$270,934

As of June 30, 2022, the estimated future amortization expense of total finite-lived intangible assets was as follows (in thousands):

2022(remaining 6 months)	$28,465
2023	49,367
2024	35,184
2025	26,758
2026	23,945
2027	23,484
Thereafter	32,980

Total	$220,183

NOTE 9 – STOCK-BASED COMPENSATION EXPENSE

Certain of the Company’s employees participate in equity-based compensation plans sponsored by Parent. Parent’s equity-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on shares of Parent’s common stock and, as such, are reflected in Parent’s Consolidated Statements of Stockholders’ Equity and not in the Company’s Condensed Combined Statements of Equity. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

Equity Incentive Plans

Prior to the Merger Date, Parent had implemented and granted equity awards under the Xperi Corporation Seventh Amended and Restated 2003 Equity Incentive Plan. As of the effective date of the Mergers, no future grants will be made under the plan.

The 2020 EIP

In connection with the Mergers and immediately prior to June 1, 2020, Parent adopted the Xperi Holding Corporation 2020 Equity Incentive Plan (the “2020 EIP”).

Under the 2020 EIP, Parent may grant equity-based awards to employees, non-employee directors, and consultants for services rendered to Parent (or any subsidiary) in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and performance awards (or any combination thereof). A total of 8,000,000 shares have been reserved for issuance under the 2020 EIP provided that each share issued pursuant to “full value” awards (i.e., stock awards, restricted stock awards, restricted stock units, performance awards and dividend equivalents) are counted against shares available for issuance under the 2020 EIP on a 1.5 to 1 ratio.

The 2020 EIP provides for option grants designed as either incentive stock options or non-statutory options. Options are granted with an exercise price not less than the value of the common stock on the grant date and have a term of ten years from the date of grant and vest over a four-year period. The vesting criteria for restricted stock awards and restricted stock units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period generally over four years for time-based awards. As of June 30, 2022, there were approximately 5.7 million shares reserved for future grant under the 2020 EIP.

Assumed Plans

On June 1, 2020, Parent assumed all then-outstanding stock options, awards, and shares available and reserved for issuance under all legacy Equity Incentive Plans of Pre-Merger TiVo (collectively, the “Assumed Plans”). Stock options assumed from the Assumed Plans generally have vesting periods of four years and a contractual term of seven years. Awards of restricted stock and restricted stock units assumed from the Assumed Plans are generally subject to a four-year vesting period. The number of shares subject to stock options and restricted stock unit awards outstanding under these plans are included in the tables below. Shares reserved under the Assumed Plans will be available for future grants. As of June 30, 2022, there were 0.7 million shares reserved for future grants under the Assumed Plans.

A summary of the stock option activity is presented below (in thousands, except per share amounts):

	Options Outstanding
	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2021	186	$25.41	3.69	$48.64

Options exercised	(1)	$14.91
Options canceled / forfeited / expired	(1)	$27.32

Balance at June 30, 2022	184	$25.47	3.23	—

Vested and expected to vest at June 30, 2022	184	$25.47	3.23	—

Exercisable at June 30, 2022	184	$25.47	3.23	—

The following table summarizes information concerning currently outstanding and exercisable options:

		Options Outstanding		Options Exercisable
Range of Exercise Prices per Share	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$ 14.91 - $ 22.24	52	1.61	$20.42	52	$20.42
$ 22.45 - $ 22.45	70	5.29	$22.45	70	$22.45
$ 22.52 - $ 51.52	62	2.62	$34.67	62	$34.67

$ 14.91 - $ 51.52	184	3.23	$25.47	184	$25.47

Restricted Stock Awards

Parent grants equity-based compensation awards from the 2003 Equity Incentive Plan (“2003 Plan”). The 2003 Plan permits the grant of restricted stock and restricted stock units (“restricted stock awards”) and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock awards are considered outstanding at the time of grant as holders are entitled to voting rights on Parent matters. Options and restricted stock awards granted under this plan generally have a term of ten years from the date of grant and vest over a four-year period. The vesting criteria for restricted stock awards and units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period generally over four years.

Performance Awards and Units

Performance awards and units may be granted to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant. The value and the vesting of such performance awards and units are generally linked to one or more performance goals determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company, and range from zero to 100 percent of the grant.

The following table summarizes restricted stock awards and units for the six months ended June 30, 2022 (in thousands, except per share amounts):

	Restricted Stock and Restricted Stock Units
	Number of Shares Subject to Time- based Vesting	Number of Shares Subject to Performance- based Vesting	Total Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2021	4,689	252	4,941	$19.15
Awards and units granted	2,829	141	2,970	$15.89
Awards and units vested / earned	(931)	—	(931)	$19.46
Awards and units canceled /forfeited	(321)	—	(321)	$17.85

Balance at June 30, 2022	6,266	393	6,659	$17.89

The following table summarizes the stock-based compensation expense attributable to the Company’s operations for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of revenue, excluding depreciation and amortization of intangible assets	$773	$529	$1,398	$852
Research, development and other related costs	5,681	4,353	10,780	8,204
Selling, general and administrative	4,085	3,446	6,998	7,188

Total stock-based compensation expense	10,539	8,328	19,176	16,244
Tax effect on stock-based compensation expense	(42)	(51)	(62)	(108)

Net effect on net loss	$10,497	$8,277	$19,114	$16,136

In addition, for the three months ended June 30, 2022 and 2021 $2.0 million and $2.5 million respectively, and $4.5 and $4.4 million for the six month ended June 30, 2022 and 201 respectively, of stock-based compensation expense was recognized in operating results as part of the corporate and shared functional employees expenses allocation.

As of June 30, 2022 the unrecognized stock-based compensation balance after estimated forfeitures consisted of $82.4 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 2.85 years.

The fair value of restricted stock awards subject to service conditions is estimated as the price of Parent’s common stock at the close of trading on the date of grant. Parent uses the Black-Scholes option pricing model to determine the estimated fair value of options. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. Parent’s determinations of these assumptions are outlined below.

Expected life – The expected life assumption is based on analysis of Parent’s historical employee exercise patterns.

Volatility – Volatility is calculated using the historical volatility of Parent’s common stock for a term consistent with the expected life.

Risk-free interest rate – The risk-free interest rate assumption is based on the U.S. Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield – Expected dividend yield is calculated based on cash dividends declared by the Board of Directors of the Parent for the previous four quarters and dividing that result by the average closing price of Parent’s common stock for the quarter. Cash dividends are not paid on options, vested restricted stock awards or unvested restricted stock awards.

In addition, Parent estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

There were no stock options granted during the three and six months ended June 30, 2022 and 2021, and the outstanding options are fully vested as of June 30, 2022.

Employee Stock Purchase Plan

Parent’s 2003 Employee Stock Purchase Plan (the “ESPP”) allows eligible employees to purchase shares of the Parent’s common stock at a discount through payroll deductions. The ESPP consists of up to four consecutive six-month purchase periods within a twenty-four-month offering period. Employees purchase shares each purchase period at the lower of 85% of the market value of Parent’s common stock at either the beginning of the offering period or the end of the purchase period.

The following assumptions were used to value the ESPP shares:

	March 2022	September 2021	March 2021
Expected life (years)	2.0%	2.0%	2.0%
Risk-free interest rate	1.3%	0.2%	0.1%
Dividend yield	1.1%	0.9%	1.2%
Expected volatility	48.5%	52.0%	52.0%

Parent uses a Monte Carlo simulation to determine the grant date fair value of performance stock units subject to market conditions, or market-based performance stock units (“PSUs”). The following assumptions were used to value the performance stock units subject to market conditions granted in April 2022:

April 2022
Expected life (years)	3.0%
Risk-free interest rate	2.8%
Dividend yield	1.2%
Expected volatility	40.9%

NOTE 10 – INCOME TAXES

For the three months ended June 30, 2022, the Company recorded an income tax expense of $8.4 million on pretax loss of $(22.6) million, which resulted in an effective tax rate of (37.2)%. The income tax expense for the three months ended June 30, 2022 was primarily related to foreign withholding taxes, U.S. federal income tax and state income taxes.

For the six months ended June 30, 2022, the Company recorded an income tax expense of $10.5 million on pretax loss of $(51.0) million, which resulted in an effective tax rate of (20.5)%. The income tax expense was primarily related to foreign withholding taxes and foreign income tax expense.

For the three months ended June 30, 2021, the Company recorded an income tax expense of $1.9 million on pretax loss of $(35.5) million, which resulted in an effective tax rate of (5.3)%. The income tax expense for the three months ended June 30, 2021 was primarily related to foreign withholding taxes and foreign income taxes.

For the six months ended June 30, 2021, the Company recorded an income tax expense of $5.3 million on pretax loss of $(73.7) million, which resulted in an effective tax rate of (7.2)%. The income tax expense was primarily related to foreign withholding taxes.

As of June 30, 2022, gross unrecognized tax benefits increased $0.5 million to $8.9 million compared to $8.4 million as of December 31, 2021. This was included in long-term deferred tax and other long-term liabilities on the Condensed Combined Balance Sheets. Of this amount, $0.5 million would affect the effective tax rate if recognized. The Company is unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease.

It is the Company’s policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company recognized no interest and penalties related to unrecognized tax benefits for the three months ended June 30, 2022 and 2021, respectively. Accrued interest and penalties were zero as of both June 30, 2022 and December 31, 2021.

As of June 30, 2022, the Company’s 2017 through 2021 tax years are generally open and subject to potential examination in one or more jurisdictions. Earlier tax years for the Company and its subsidiaries are also open in certain jurisdictions which are currently subject to examination. In addition, in the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination. The Company has submitted a withholding tax refund claim with the South Korean authorities and the final outcome is not anticipated to be settled within the next 12 months.

NOTE 11 – LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities, data centers and office equipment under operating leases which expire through 2029. The Company’s leases have remaining lease terms of one year to nine years, some of which may include options to extend the leases for five years or longer, and some of which may include options to terminate the leases within the next six years or less. Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation. As a practical expedient, the Company elected, for all office and facility leases, not to separate non-lease components (e.g., common-area maintenance costs) from lease components (e.g., fixed payments including rent) and instead to account for each separate lease component and its associated non-lease components as a single lease component. As most of the leases do not provide an implicit rate, the Company generally, for purposes of discounting lease payments, uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The Company subleases certain real estate to third parties. The sublease portfolio consists of operating leases for previously exited office space. Certain subleases include variable payments for operating costs. The subleases are generally co-terminus with the head lease, or shorter. Subleases do not include any residual value guarantees or restrictions or covenants imposed by the leases. Income from subleases is recognized as a reduction to selling, general and administrative expenses.

The components of operating lease costs were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Fixed lease cost	$4,901	$4,965	$9,924	$9,919
Variable lease cost	1,418	1,010	2,483	2,074
Less: sublease income	(2,705)	(3,157)	(4,811)	(9,724)

Total operating lease cost	$3,614	$2,818	$7,596	$2,269

Other information related to leases was as follows (in thousands, except lease term and discount rate):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows from operating activities	$4,865	$5,258	$9,900	$10,311
ROU assets obtained in exchange for new lease liabilities:
Operating leases	$1,195	$3,478	$1,779	$3,478

	June 30,	December 31,
	2022	2021
Weighted-average remaining lease term (years):
Operating leases	4.01	4.48
Weighted-average discount rate:
Operating leases	4.9%	4.9%

Future minimum lease payments and related lease liabilities as of June 30, 2022 were as follows (in thousands):

	Operating Lease Payments (1)	Sublease Income	Net Operating Lease Payments
2022 (remaining 6 months)	$8,211	$(3,735)	$4,476
2023	17,156	(7,618)	9,538
2024	15,157	(7,610)	7,547
2025	13,541	(7,386)	6,155
2026	6,296	(935)	5,361
Thereafter	2,880	—	2,880

Total lease payments	63,241	(27,284)	35,957

Less: imputed interest	(6,275)	—	(6,275)

Present value of lease liabilities:	$56,966	$(27,284)	$29,682

Less: current obligations under leases (accrued liabilities)	(14,395)
Noncurrent operating lease liabilities	$42,571

(1)	Future minimum lease payments exclude short-term leases as well as payments to landlords for variable common area maintenance, insurance and real estate taxes.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Purchase and Other Contractual Obligations

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements primarily include future unconditional purchase obligations to service providers. As of June 30, 2022, the Company’s total future unconditional purchase obligations were approximately $114.5 million.

Inventory Purchase Commitments

The Company uses contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements with its contract manufacturers that either allow them to procure inventory based on criteria as defined by the Company or that establish the parameters defining the Company’s requirements. A significant portion of the Company’s purchase commitments arising from these agreements consist of firm, non-cancelable and unconditional purchase commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company’s requirements based on its business needs prior to firm orders being placed. As of June 30, 2022, the Company had total purchase commitments for inventory of $5.5 million, of which $1.5 million was accrued in the Condensed Combined Balance Sheets.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees, customers, and business partners against claims made by third parties arising from the use of the Company’s products, intellectual property, services or technologies. The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. To date, no such claims have been filed against the Company and no liability has been recorded in the Company’s condensed combined financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company’s history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is immaterial. In addition, the Company has directors’ and officers’ liability insurance coverage that is intended to reduce its financial exposure and may enable the Company to recover any payments, should they occur.

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company is currently unable to predict the final outcome of lawsuits to which it is a party and therefore cannot determine the likelihood of loss nor estimate a range of possible loss. An adverse decision in any of these proceedings could significantly harm the Company’s business and condensed combined financial position, results of operations or cash flows.

The Company and its subsidiaries are involved in litigation matters and claims in the normal course of business. In the past, the Company and its subsidiaries have litigated to enforce their respective patents and other intellectual property rights, to enforce the terms of license agreements, to protect trade secrets, to determine the validity and scope of the proprietary rights of others and to defend themselves or their customers against claims of infringement or invalidity. The Company expects to be involved, either directly or through its subsidiaries, in similar legal proceedings in the future, including proceedings regarding infringement of its patents, and proceedings to ensure proper and full payment of royalties by customers under the terms of its license agreements.

The existing and any future legal actions may harm the Company’s business. For example, an adverse decision in any of these legal actions could result in a loss of the Company’s proprietary rights; reduce or limit the value of the Company’s licensed technology; negatively impact the Company’s stock price, its business, condensed combined financial position, results of operations, royalties, billings, or cash flows; subject the Company to significant liabilities; or require the Company to seek licenses from others. Furthermore, legal actions could cause an existing customer or strategic partner to cease making royalty or other payments to the Company, or to challenge the validity and enforceability of patents owned by the Company’s subsidiaries or the scope of license agreements with the Company’s subsidiaries, and could significantly damage the Company’s relationship with such customer or strategic partner and, as a result, prevent the adoption of the Company’s other technologies by such customer or strategic partner. Litigation could also severely disrupt or shut down the business operations of customers or strategic partners of the Company’s subsidiaries, which in turn would significantly harm ongoing relations with them and cause the Company to lose royalty revenue.

The costs associated with legal proceedings are typically high, relatively unpredictable, and not completely within the Company’s control. These costs may be materially higher than expected, which could adversely affect the Company’s operating results and lead to volatility in the price of its common stock. Whether or not determined in the Company’s favor or ultimately settled, litigation diverts managerial, technical, legal, and financial resources from the Company’s business operations.

NOTE 13 – RELATED PARTY TRANSACTIONS AND NET PARENT COMPANY INVESTMENT

The Condensed Combined Financial Statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Parent. The following disclosure summarizes activity between the Company and Parent, including the affiliates of Parent that are not part of the planned spin-off transaction.

Allocation of Corporate expenses

The Condensed Combined Financial Statements include expenses for certain management and support functions which are provided on a centralized basis within Parent, as described in Note 1 – The Company and Basis of Presentation. These management and support functions include, but are not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures of the Company and Parent. The amount of these allocations from Parent was $15.8 million, which included $1.1 million for depreciation expenses and $14.7 million for selling, general and administrative for the three months ended June 30, 2022, and $17.0 million, which included $1.0 million for depreciation expenses and $16.0 million for selling, general and administrative for the three months ended June 30, 2021. The amount of these allocations from Parent was $30.7 million, which included $2.2 million for depreciation expenses and $28.5 million for selling, general and administrative for the six months ended June 30, 2022, and $32.1 million, which included $2.2 million for depreciation expenses and $29.9 million for selling, general and administrative for the six months ended June 30, 2021.

Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as selling, information technology and infrastructure.

Net Parent company investment

Net Parent company investment on the Condensed Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings and deficit and cumulative effect adjustments from the adoption of new accounting standards.

NOTE 14 – SUBSEQUENT EVENTS

The Condensed Combined Financial Statements of the Company are derived from the Condensed Consolidated Financial Statements of Xperi Holding Corporation, which issued its condensed consolidated financial statements for the three and six months ended June 30, 2022 on August 8, 2022. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the unaudited interim financial statements through August 26, 2022. Additionally, the Company has evaluated transactions and other events through the issuance of these Condensed Combined Financial Statements, August 26, 2022, for purposes of disclosure of unrecognized subsequent events.

On July 1, 2022, Xperi Holding Corporation completed the acquisition of Vewd Software Holdings Limited (“Vewd Acquisition”) for approximately $59 million of cash and $50 million of debt. Vewd is a leading global provider of over-the-top (“OTT”) and hybrid TV solutions.

The Company is currently evaluating the purchase price allocation following the consummation of the Vewd Acquisition. It is not practicable to disclose the preliminary purchase price allocation or supplemental unaudited pro forma financial information for this transaction, given the short period of time between the acquisition date and the issuance of the unaudited condensed combined financial statements. The operations acquired in the Vewd Acquisition will be included in Xperi Product.

The Xperi internal reorganization for the separation included moving the Xperi Product business within Tivo Product HoldCo LLC. On August 8, 2022, TiVo Product HoldCo LLC was converted into TiVo Product HoldCo Corporation, a Delaware corporation. On August 15, 2022, TiVo Product HoldCo Corporation was renamed Xperi Inc., which will be the parent company name for the product business of Xperi at the time of separation. Xperi Inc. is a direct, wholly owned subsidiary of Xperi.